CALCULATION OF REGISTRATION FEE

		Proposed	Proposed
		Maximum	Maximum	Amount of
	Amount to be	Offering Price	Aggregate	Registration
Class of Securities Offered	Registered	Per Unit	Offering Price	Fee(1)
Preferred shares, par value 10 rubles per share	32,000,000	$16.50	$528,000,000	$61,300.80

(1)	The registration fee is calculated in accordance with Rule 457(r) under the Securities Act of 1933.

PROSPECTUS SUPPLEMENT (To Prospectus dated April 26, 2010)	Filed Pursuant to Rule 424(b)(4) File No. 333-166309

MECHEL OAO
(incorporated under the laws of the Russian Federation)

32,000,000 Preferred Shares

The selling shareholders identified in this prospectus supplement (the “Selling Shareholders”) are selling 32,000,000 preferred shares of Mechel OAO, par value 10 rubles per share. We will not receive any proceeds from the sale of preferred shares by the Selling Shareholders.

The preferred shares were admitted to trading (without listing) on the Russian Trading System (the “RTS”) and on the Moscow Interbank Currency Exchange (the “MICEX”), and trading is expected to commence on April 21, 2011 under the symbol “MTLRP.” Prior to the offering to which this prospectus supplement relates there has been no trading or public market for the preferred shares. Our preferred American Depositary Shares (“preferred ADSs”) are listed on the New York Stock Exchange (the “NYSE”) under the symbol “MTL PR”. However, investors who purchase preferred shares in the offering to which this prospectus supplement relates will not be able to deposit those preferred shares in the preferred ADS program in order to receive preferred ADSs unless and until other holders of preferred ADSs convert their preferred ADSs into preferred shares or we otherwise authorize additional deposits of preferred shares against the issuance of preferred ADSs. On April 19, 2011, the reported last trading price of our preferred ADSs on the NYSE was $9.92. Each preferred ADS represents an interest in one-half of one preferred share. In connection with the offering to which this prospectus supplement relates OJSC “Coalmetbank” (“Coalmetbank”) has marketed the preferred shares to the general public in the Russian Federation, but Coalmetbank did not underwrite any of the preferred shares sold in the offering to which this prospectus supplement relates.

Investing in our preferred shares involves risks. See “Risk Factors” beginning on page S-4 of this prospectus supplement and page 10 of our annual report on Form 20-F for the year ended December 31, 2010 (the “Annual Report”), which is incorporated herein by reference, to read about factors you should consider before investing in the preferred shares.

	Per Preferred Share	Total

Public offering price	$16.50	$528,000,000
Underwriting discount	$0.48675	$15,576,000

Proceeds, before expenses, to Selling Shareholders	$16.01325	$512,424,000

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of these securities or determined that this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Delivery of the preferred shares to purchasers is expected to commence on or about April 21, 2011.

Joint Global Coordinators

Morgan Stanley          Renaissance Capital

Joint Bookrunners

Morgan Stanley	Renaissance Capital	VTB Capital

The date of this prospectus supplement is April 20, 2011.

Neither we nor the Selling Shareholders have taken any action to permit a public offering of the preferred shares outside the United States and the Russian Federation or to permit the possession or distribution of this prospectus supplement and the accompanying prospectus outside the United States in any jurisdiction where action for that purpose is required. Persons outside the United States who come into possession of this prospectus supplement and the accompanying prospectus must inform themselves about and observe any restrictions relating to the offering of the preferred shares and the distribution of this prospectus supplement and the accompanying prospectus outside the United States. We reserve the right to withdraw the offering at any time.

ABOUT THIS PROSPECTUS SUPPLEMENT

You should rely only on information contained in this prospectus supplement and the accompanying prospectus. We have not, and the underwriters have not, authorized anyone to provide you with information different from that contained, or incorporated by reference, in this prospectus supplement and the accompanying prospectus. We are offering to sell preferred shares, and seeking offers to buy preferred shares, only in jurisdictions where offers and sales are permitted. The information contained, or incorporated by reference, in this prospectus supplement and the accompanying prospectus is accurate only as of the date of this prospectus supplement, regardless of the time of delivery of this prospectus supplement and the accompanying prospectus or the time of any sale of the preferred shares. Our business, financial condition, results of operations and prospects may have changed since that date. In this prospectus supplement and the accompanying prospectus, unless the context otherwise requires, references to “Mechel” refer to Mechel OAO, and references to “our group,” “we,” “us” or “our” refer to Mechel OAO together with its subsidiaries.

This prospectus supplement contains the terms of the offering of the preferred shares. Certain additional information about us is contained in the accompanying prospectus. This prospectus supplement, or the information incorporated by reference in this prospectus supplement or in the accompanying prospectus, may add, update or change information in the accompanying prospectus. If the information in this prospectus supplement or the information incorporated by reference in this prospectus supplement or in the accompanying prospectus is inconsistent with the accompanying prospectus, this prospectus supplement or the information incorporated by reference in this prospectus supplement or in the accompanying prospectus, as applicable, will apply and will supersede the information in the accompanying prospectus.

It is important for you to read and consider all information contained in this prospectus supplement and the accompanying prospectus in making your investment decision. You should also read and consider the information in the documents we have referred you to under “Where You Can Find More Information About Us” on page 2 of the accompanying prospectus.

SUMMARY

This summary may not contain all of the information that may be important to you. You should read the entire prospectus supplement and the accompanying prospectus, including the financial data and related notes and the documents incorporated by reference in this prospectus supplement and the accompanying prospectus, before making a decision to invest in the preferred shares.

Mechel OAO

We are a leading Russian mining and metals company headquartered in Moscow, Russia. We operate in four segments: mining, steel, ferroalloys and power. We produce coal, iron ore, steel, nickel, ferrochrome, ferrosilicon, coke, electricity and heat energy. Our operations are principally in Russia, and we also have operations in Kazakhstan, Lithuania, Romania, Bulgaria and the United States. Our principal office is located at Krasnoarmeyskaya Street 1, Moscow 125993, Russian Federation and our telephone number is +7 495 221 8888.

Mechel OAO is an open joint stock company incorporated under the laws of the Russian Federation. We completed our initial public offering in the United States and internationally in October 2004 and the American Depositary Shares representing our common shares are listed on the NYSE under the symbol “MTL.” Our common shares are listed in Russia on the RTS and the MICEX stock exchanges under the symbol “MTLR.” Our preferred ADSs are listed on the NYSE under the symbol “MTL PR.” However, investors who purchase preferred shares in the offering to which this prospectus supplement relates will not be able to deposit those preferred shares in the preferred ADS program in order to receive preferred ADSs unless and until other holders of preferred ADSs convert their preferred ADSs into preferred shares or we otherwise authorize additional deposits of preferred shares against the issuance of preferred ADSs. Prior to the offering to which this prospectus supplement relates there has been no trading or public market for the preferred shares other than in the form of preferred ADSs.

See our Annual Report for more information. Our internet address is www.mechel.com. Information posted on our website is not part of this prospectus.

The Offering

Issuer	Mechel OAO, an open joint stock company incorporated under the laws of the Russian Federation

Selling Shareholders	James C. Justice II, James C. Justice III, James C. Justice Companies Inc. and Jillean L. Justice

Securities offered	The Selling Shareholders are selling 32,000,000 preferred shares through the underwriters.

Offering price	$16.50 per preferred share

Proceeds from the offering	We will not receive any of the proceeds from the offering.

Share capital	Our share capital consists of 555,027,660 shares, including 416,270,745 common shares of par value 10 rubles per share, and 138,756,915 preferred shares of par value 10 rubles per share, all of which are fully paid, issued and outstanding.

Voting rights	Holders of our preferred shares generally have no voting rights, except that they are entitled to vote in a limited number of circumstances specified by Russian law. For more information see “Description of Preferred Shares” in the accompanying prospectus.

Dividends; Record date	The annual fixed dividend for one preferred share amounts to 20% of our net profit under our annual consolidated financial statements prepared in accordance with U.S. GAAP divided by 138,756,915. The amount of dividends on preferred shares must be recommended by our board of directors and approved by the shareholders meeting. If dividends on preferred shares are not recommended or approved, our preferred shares would obtain voting rights equivalent to the common shares until the first subsequent payment of dividends in full. For more information see “Description of Preferred Shares” in the accompanying prospectus.

Our board of directors has set April 20, 2011 as the record date as of which we will be identifying the holders of the preferred shares who are entitled to receive any dividends that we may declare and pay based on our results for the year ended December 31, 2010, if approved by our annual meeting of shareholders. The Selling Shareholders, acting severally and not jointly, have agreed with the underwriters to transfer any such dividends we pay to them with regard to any preferred shares sold in the offering to which this prospectus supplement relates to the underwriters. The underwriters, in turn, have agreed to transfer any such dividends, as soon as practical after receipt from the Selling Shareholders, to the initial purchasers of such preferred shares in the offering to which this prospectus supplement relates.

Lock-up	We, our wholly-owned subsidiary Skyblock Limited, Igor Zyuzin (our chairman and controlling shareholder) and the Selling Shareholders have agreed to certain lock-up restrictions as described in more detail under “Underwriting — Lock-Up.”

Lock-down of ADS program	In previous offerings, the Selling Shareholders have sold preferred ADSs representing 25,209,577 preferred shares. As the portion of our preferred shares that may be held in the form of preferred ADSs is limited by Russian law, we have instructed the depositary for the preferred ADSs not to accept any additional preferred shares in excess of this amount in order to preserve capacity under the preferred ADS program for future offerings. As a result, you will not be able to deposit preferred shares in the preferred ADS program in order to receive preferred ADSs unless and until additional capacity becomes available under the preferred ADS program because other holders of preferred ADSs convert their preferred ADSs into preferred shares or because we otherwise instruct the depositary to accept such deposits.

Admission to trading	The preferred shares were admitted to trading (without listing) on the RTS and the MICEX, and trading is expected to commence on April 21, 2011 under the symbol “MTLRP.” Prior to the offering to which this prospectus supplement relates there has been no trading or public market for the preferred shares other than in the form of preferred ADSs.

Security number	Preferred shares ISIN RU000A0JPV70

Settlement and delivery	Delivery of the preferred shares is expected to commence on or about April 21, 2011.

Purchasers of preferred shares must pay for the preferred shares in U.S. dollars promptly after delivery of the preferred shares by the underwriters. In order to take delivery of the preferred shares, purchasers must either have a direct account with our share registrar, Registrar NIKoil Company (JSC), or a deposit account with CJSC Depositary Clearing Company (“DCC”) or any other depositary. The timing for the delivery of the preferred shares to the purchasers’ accounts will in each case depend on which account will be used for the delivery.

RISK FACTORS

Your investment in the preferred shares entails risks. You should carefully consider the risk factors below relating to the preferred shares, as well as the other information contained in this prospectus supplement and the accompanying prospectus, and the documents incorporated by reference in this prospectus supplement and the accompanying prospectus, including our Annual Report, before investing in the preferred shares. In particular, you should consider the risks discussed under “Risk Factors” beginning on page 11 of the Annual Report, such as risks relating to our financial condition and financial reporting, risks relating to our business and industry, and risks relating to the Russian Federation and other countries where we operate.

We and the Justice Persons may offer additional preferred shares or preferred ADSs in the future, and these and other sales may adversely affect the market price of the preferred shares.

Of the 138,756,915 preferred shares issued as of the date of this prospectus supplement, 58,044,572 preferred shares are held by James C. Justice II, James C. Justice Companies Inc., James C. Justice III and Jillean L. Justice (collectively, the “Justice Persons”) and 55,502,766 preferred shares are held by our wholly-owned subsidiary Skyblock Limited. The Justice Persons acquired their preferred shares in connection with the sale of their Bluestone coking coal business located in Beckley, West Virginia to us in May 2009. After the offering to which this prospectus supplement relates, the Justice Persons will hold 26,044,572 preferred shares and may dispose of these preferred shares through one or more offerings or broker trades. It is also possible that we may decide to offer additional preferred shares or preferred ADSs in the future, including the 55,502,766 shares held by our wholly-owned subsidiary Skyblock Limited. Additional offerings or sales of preferred shares or preferred ADSs by us or the Justice Persons, or the public perception that such offerings or sales may occur, could have an adverse effect on the market price of our preferred shares and preferred ADSs.

There has been no prior active public trading market for the preferred shares, the offering may not result in an active or liquid trading market for the preferred shares, and the price of the preferred shares may be highly volatile.

There has been no active public trading market for the preferred shares prior to the offering to which this prospectus supplement relates. Although the preferred shares were admitted to trading (without listing) on the RTS and the MICEX and trading is expected to commence on April 21, 2011, we cannot assure you that an active, liquid trading market will develop or be sustained after the offering. Active, liquid trading markets generally result in lower price volatility and more efficient execution of buy and sell orders for investors. If a liquid trading market for the preferred shares does not develop, the trading price of the preferred shares may be more volatile and it may be difficult to complete a buy or sell order for the preferred shares.

The price of preferred shares could be volatile and could drop unexpectedly, making it difficult for investors to resell our preferred shares at or above the price paid.

The price at which our preferred shares trade will be influenced by a large number of factors, some of which will be specific to us and our operations and some of which will be related to the mining, steel and ferroalloys industries and equity markets in general. As a result of these factors, investors may not be able to resell their preferred shares at or above the price paid for them. In particular, the following factors, in addition to other risk factors described in this section, may have a material impact on the market price of our preferred shares:

•	Investor perception of us as a company;

•	Actual or anticipated fluctuations in our revenues or operating results;

•	Announcement of intended acquisitions, disposals or financings, or speculation about such acquisitions, disposals or financings;

•	Changes in our dividend policy, which could result from changes in our cash flow and capital position;

•	Sales of blocks of our common shares, the American Depositary Shares representing our common shares or our preferred shares or preferred ADSs by significant shareholders, including the Justice Persons;

•	Price and timing of any refinancing of our indebtedness;

•	Potential litigation involving us;

•	Changes in financial estimates and recommendations by securities research analysts;

•	Fluctuations in Russian and international capital markets, including those due to events in other emerging markets;

•	The performance of other companies operating in similar industries;

•	Regulatory developments in the markets where we operate, especially Russia and the United States;

•	International political and economic conditions, including the effects of fluctuations in foreign exchange rates, interest rates and oil prices and other events such as terrorist attacks, military operations and natural disasters and the uncertainty related to these developments;

•	News or analyst reports related to markets or industries in which we operate; and

•	General investor perception of investing in Russia.

Following the offering to which this prospectus supplement relates, a holder of preferred shares will not be able to deposit preferred shares in the preferred ADS program in order to receive preferred ADSs.

We received permissions from the Russian Federal Service on Financial Markets (the “FSFM”) for 41,627,074 preferred shares to be placed and circulated abroad, including through depositary receipt programs, which represents approximately 30% of the total number of issued preferred shares and which was the maximum volume allowed under the regulations in effect at that time. In previous offerings, the Selling Shareholders have sold preferred ADSs representing 25,209,577 preferred shares and we have instructed the depositary not to accept any additional preferred shares in excess of this amount in order to preserve capacity under the preferred ADS program for future offerings. As a result, you will not be able to deposit preferred shares in the ADS program in order to receive preferred ADSs unless and until additional capacity becomes available under the preferred ADS program because other holders of preferred ADSs convert their preferred ADSs into preferred shares or because we otherwise instruct the depository to accept such deposits.

Our ability to pay dividends depends primarily upon receipt of sufficient funds from our subsidiaries.

Because we are a holding company, our ability to pay dividends depends primarily upon receipt of sufficient funds from our subsidiaries. Furthermore, the payment of dividends by our subsidiaries and/or our ability to repatriate such dividends may, in certain instances, be subject to taxes, statutory restrictions, retained earnings criteria, and covenants in our subsidiaries’ financing arrangements and are contingent upon the earnings and cash flow of those subsidiaries. See note 18 to our consolidated financial statements under “Item 18. Financial Statements” in the Annual Report.

You may be unable to repatriate dividends paid on your preferred shares.

Dividends that we may pay in the future on the preferred shares are calculated in Russian rubles and will be declared and paid in rubles to holders of preferred shares, net of any taxes withheld and any other governmental charges. Your ability to convert rubles into U.S. dollars or any other foreign currency is subject to the currency markets. Although there is an active market for the conversion of rubles into U.S. dollars and certain other foreign currencies, including the interbank currency exchange and over-the-counter and currency futures markets, the functioning of this market in the future is not guaranteed.

You may not be able to benefit from the United States-Russia income tax treaty.

Under Russian law, dividends paid to a non-resident holder of the shares generally will be subject to Russian withholding tax at a rate of 15%. This tax may potentially be reduced to 5% or 10% for U.S. holders of the shares that are legal entities and organizations and to 10% for U.S. holders of the shares that are individuals under the Convention between the United States of America and the Russian Federation for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income and Capital (the “United States-Russia income tax treaty”), provided a number of conditions are satisfied. However, taking into account that the Russian tax rules on the application of double tax treaty benefits are unclear and there is no certainty that clearance would be possible, we may be obliged to withhold tax at standard non-treaty rates when paying out dividends and U.S. holders of the preferred shares may be unable to benefit from the United States-Russia income tax treaty. See “Taxation — Russian Income and Withholding Tax Considerations” in our Annual Report for additional information.

Capital gains from the sale of preferred shares may be subject to Russian income tax.

Under Russian tax legislation, gains realized by non-resident legal entities or organizations from the disposition of Russian shares and securities may be subject to Russian profits tax or withholding income tax if immovable property located in Russia constitutes more than 50% of Mechel’s assets. However, no procedural mechanism currently exists to withhold and remit this tax with respect to sales made to persons other than Russian companies and foreign companies with a registered permanent establishment in Russia. Gains arising from the disposition on foreign stock exchanges of the foregoing types of securities listed on these exchanges are not subject to taxation in Russia.

Gains arising from the disposition of the foregoing types of securities and derivatives outside of Russia by foreign holders who are individuals not resident in Russia for tax purposes will not be considered Russian source income and will not be taxable in Russia. Gains arising from disposition of the foregoing types of securities and derivatives in Russia by foreign holders who are individuals not resident in Russia for tax purposes may be subject to tax either at the source in Russia or in case of non-deduction of tax by a tax agent based on an annual tax return, which they may be required to submit with the Russian tax authorities.

USE OF PROCEEDS

All preferred shares offered by this prospectus supplement will be sold by the Selling Shareholders. See “Ownership of the Preferred Shares and Selling Shareholders” and “Underwriting.” We will not receive any proceeds from the sale of the preferred shares.

WHERE YOU CAN FIND MORE INFORMATION ABOUT US

We file annual reports with and furnish other information to the SEC. You may read and copy any document that we have filed with or furnished to the SEC at the SEC’s public reference room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Our SEC filings are also available to the public through the SEC’s web site at www.sec.gov. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room in Washington, D.C. and in other locations.

We have filed with the SEC a registration statement on Form F-3 relating to the securities covered by this prospectus supplement. This prospectus supplement and the accompanying prospectus are a part of the registration statement and do not contain all of the information in the registration statement. Whenever a reference is made in this prospectus supplement or the accompanying prospectus to a contract or other document of ours, please be aware that the reference is only a summary. You may review a copy of the registration statement at the SEC’s public reference room in Washington, D.C., as well as through the SEC’s web site.

INCORPORATION OF CERTAIN INFORMATION WE FILE WITH THE SEC

As permitted by the SEC, this prospectus supplement and the accompanying prospectus do not contain all the information you can find in our registration statement or the exhibits to the registration statement. The SEC allows us to “incorporate by reference” information into this prospectus supplement, which means that:

•	incorporated documents are considered part of this prospectus supplement;

•	we can disclose important information to you by referring you to those documents;

•	information that we file with the SEC after the date of this prospectus supplement that is incorporated by reference in this prospectus supplement automatically updates and supersedes this prospectus supplement; and

•	information that is more recent that is included in this prospectus supplement automatically updates and supersedes information in documents incorporated by reference with a date earlier than this prospectus supplement.

We incorporate by reference into this prospectus supplement and the accompanying prospectus our documents listed below.

•	Annual Report on Form 20-F for the year ended December 31, 2010;

•	Report on Form 6-K furnished to the SEC on April 12, 2011 (Mechel Announces Q1 2011 Operational Results);

•	the description of the preferred shares that is contained in our registration statement on Form 8-A filed with the SEC on May 7, 2010, including any amendments or reports filed for the purpose of updating such description; and

•	each of the following documents that we file with or furnish to the SEC after the date of this prospectus supplement from now until we terminate the offering of securities under this prospectus supplement, the accompanying prospectus and the registration statement:

•	reports filed under Section 13(a), 13(c) or 15(d) of Securities Exchange Act of 1934, as amended (the “Exchange Act”); and

•	reports filed or furnished on Form 6-K that expressly indicate that they are incorporated by reference into this prospectus supplement or the accompanying prospectus.

These documents contain important information about us and our financial condition. You may obtain copies of these documents from the SEC in the manner described above. You may also request a copy of these filings (excluding exhibits) at no cost by contacting us as follows:

Vladislav Zlenko
Director, Department of Investor Relations
Mechel OAO
Krasnoarmeyskaya street 1
Moscow 125993
Russian Federation
Tel: +7 495 221 8888
Fax: +7 495 221 8800
e-mail: Vladislav.Zlenko@mechel.com

INDUSTRY OVERVIEW

We commissioned AME Mineral Economics (Hong Kong) Limited (“AME”), an industry consultant in the mining and steel sector, to provide a report (the “AME Report”) for use, in whole or in part, in this Industry Overview section.

AME prepared their report based on their respective in-house database, independent third-party reports and publicly available data from reputable industry organizations. The information derived from the AME Report have been obtained from official government and non-official sources believed by AME to be reliable. However, since such information is unavoidably subject to certain assumptions and estimates made by third parties, there can be no assurance as to the accuracy or completeness of included information and it should not be unduly relied upon. As certain economic data is collected on a sample basis or estimated by AME, as appropriate, each table and figure should be assumed to include estimated information.

Forecasts and assumptions included in the AME Report are inherently uncertain because of events or combinations of events that cannot reasonably be foreseen, including, without limitation, the actions of governments, individuals, third parties and competitors. Specific factors that could cause actual results to differ materially include, among others, coal prices, risks inherent in the mining industry, financing risks, labor risks, uncertainty of mineral reserve and resource estimates, equipment and supply risks, regulatory risks and environmental concerns.

Investors should note that no independent verification has been carried out on any facts or statistics that are directly or indirectly derived from official government and non-official sources. We believe that the sources of the information in this section are appropriate sources for such information and have taken reasonable care in extracting and reproducing such information. We have no reason to believe that such information is false, inaccurate or misleading or that any part has been omitted that would render such information false, inaccurate or misleading. Mechel, the underwriters, their respective directors and advisors and other persons or parties involved in the offering make no representation as to the accuracy of the information from official government and non-official sources, which may not be consistent with other information. Accordingly, the official government and non-official sources contained herein may not be accurate and should not be unduly relied upon.

We are a vertically integrated group with operations organized in four industrial segments: mining, steel, ferroalloys and power. Our mining segment produces coking and steam coal, as well as iron ore and iron ore concentrate. Our steel segment produces and sells semi-finished steel products, carbon and specialty long products, carbon and stainless flat products and value-added downstream metal products including wire products, stampings and forgings. Our ferroalloys segment produces and sells low-ferrous ferronickel, ferrochrome and ferrosilicon and our power segment generates and sells electricity to internal and external customers. As most of our mining and ferroalloys, products, with the exception of steam coal and electricity, are primarily used in steel production their performance is closely linked to the performance of the global steel industry.

Steel Industry

The steel industry is highly cyclical in nature because the industries in which steel customers operate are cyclical and sensitive to changes in general economic conditions. The construction, automobile, industrial and consumer durable sectors are the key drivers of steel demand. The demand for steel products generally correlates to macroeconomic fluctuations in the economies in which we sell our products, as well as in the global economy.

According to AME, global steel demand declined to approximately 1.1 billion tonnes in 2009, which is 6.7% below 2008 consumption. However, following renewed global financial stability, which was partly supported by various government stimulus packages, and strong rates of urbanization and development in developing nations, such as China and India, global steel demand increased by around 15% to 1.3 billion tonnes in 2010. Following strong rebound in 2010, AME estimates that global apparent steel demand will further grow at a more moderate rate of around 4 to 6% per annum over the next two years. China and the rest of the developing world are expected to be major contributors to steel demand growth in the short to medium term with the United States and certain European countries expected to finally emerge from the economic recession. In coming years, the future growth in demand is expected to come from continued urbanization, construction and infrastructure development. The table below presents estimated apparent finished steel demand:

Table 1: Estimated Apparent Finished Steel Demand by Key Regions (MMt)

Source:  AME, World Steel Association

Notes:	(1) Other Asia includes Japan and South Korea

(2) 2010 apparent steel consumption figures as estimated by the World Steel Association are not yet available, as the publication containing these estimates (World Steel in Figures) is typically available in June the following year. As a result, 2010 apparent steel consumption estimates are unavailable in the table above. Unlike crude steel production, the World Steel Association does not provide monthly apparent finished steel demand estimates throughout the year.

(3) Apparent demand is assumed by the World Steel Association to reflect the sum of production and imports, less exports and changes in inventories in a particular year.

Crude steel production displayed a similar dynamic, with global crude steel production increasing to an estimated 1.4 billion tonnes in 2010 from 1.2 billion tonnes in 2009, a growth of approximately 16% following a significant decrease in crude steel production in 2009 of 8%. As a result of recovering and growing steel demand globally and especially in developing economies, a strong increase in steel production is expected in the short to medium term according to AME. The table below sets out the dynamics of global crude steel production:

Table 2: Estimated Crude Steel Production by Key Regions (MMt)

Source:  AME

Steel prices are characterised by a highly fragmented steel market nature given the range of steel products and regions where the products are marketed. Prices may vary substantially depending on product type, quality and country of sale with steel producers being largely considered as price takers as the prices are solely driven by global demand fundamentals. According to AME, changes to traditional steel pricing are being currently adopted as a result of changes in raw materials pricing on both iron ore and coking coal. Shorter contract terms with annual steel sales contracts being viewed too long by coal producers are more common now.

The vast majority of our steel products are sold in three regions: Russia, Europe and the Middle East. We believe that the Middle East and Russia present particularly attractive markets. According to AME, demand for finished steel in the Middle East is estimated to have grown by 9.6% from 40.6 million tonnes in 2009 to 44.5 million tonnes in 2010 and in Russia grew by 10.9% from 24.7 million tonnes to 27.4 million tonnes. We believe that the Russian steel market also has significant potential for further growth based on relatively low per capita finished steel demand compared to other emerging and established markets. According to AME, Russian per capita steel demand in 2010 was 197 kg per person compared to 580 kg in Japan, 294 kg in the EU, 292 kg in the US and 438 kg in China.

In recent years, steel prices were volatile due to the changing market conditions. The export price of rebar decreased to a low of $469 per tonne (Turkey market) in 2009, and grew to a high of $591 per tonne in 2010. The export price of cold rolled coil reached a low of $532 per tonne (FOB Black Sea) in 2009, and increased to a high of $697 per tonne in 2010, according to AME. The prices for steel products were gradually increasing during 2010 through to the first quarter of 2011 and reached $677 per tonne for rebar in the export (Turkey market) and $827 per tonne for cold rolled coil (Russia export market) in the first quarter 2011, according to AME.

Table 3: Steel Prices FOB (US$/t)

Source:  AME, Bloomberg, TEX, Steel Business Briefing, Metal Bulletin, Plats

Notes:
(1) There are a number of benchmark steel prices which are quoted and accepted by participants in the global steel market as indicative of regional steel prices for various steel prices. We refer to these prices as benchmark prices. These benchmark prices are compiled by private companies (Metal Bulletin, Platts) as well as government statistical and state affiliated information services in some jurisdictions. These data providers develop their price series by collecting and reporting steel trades on the spot market.

(2) Prices were obtained from Bloomberg and well regarded industry publications such as Tex Report, Steel Business Briefing and Metal Bulletin.

Coal

Growing steel production is closely linked to coking coal demand. In 2009, the global demand for internationally traded coking coal was estimated at approximately 223 million tonnes, which represented a 7.4% decline from 2008. The decline in coal demand was driven by a slowdown in steel production following economic crisis. However, recovery in steel production in 2010 resulted in growing demand for internationally traded coking coal. In 2010, coking coal demand was 269 million tonnes, up 20.9% compared to 2009. The table below presents historical demand for internationally traded coking coal based on AME data:

Table 4: Estimated Coking Coal Imports by Key Regions (MMt)

Source: AME

The growth in demand for internationally traded metallurgical coal is further supported by China, which became a significant net importer of coking coal in 2009 with further growth in Chinese demand expected in 2011 according to AME. Additional coking coal demand is also expected to come from India which implements an ambitious steel industry expansion program.

On the supply side, following a decrease in global coking coal supply in 2009, supply is estimated to increase by 10 to 11% in 2010 according to AME. In 2010, Australia further grew its output, which accounts for above 55% of total global exports, with Mongolia currently emerging as another major producer of coking coal that is favorably located in order to supply China’s increasing import volumes. In late 2010 and early 2011, metallurgical coal exports, particularly for high-quality hard coking coal, were negatively impacted by adverse weather conditions in Australia, which temporarily disrupted coal production in Queensland. Shortage of coking coal supply, particularly premium coking coals, scarcity of high quality coking coal and greater acceptance of lower coking blends in blast furnaces may increase demand for lower quality coking coals.

Coal suppliers have responded to the expected shortage by attempting to accelerate plans for numerous brownfield expansions and new projects in Australia, Canada, the United States, Mongolia and Mozambique. The stronger demand and pricing also prompted various restarts of idled or closed mines which are expected to come into full production over the next three years. However, based on AME’s view, growth in export supply is expected to be constrained by the combination of the limited availability of rail and port infrastructure to support increases in production capacity, particularly in Australia, in the short to medium term and by the challenge of securing capital funding, particularly given the higher project development cost requirements, and the changed financial climate.

Table 5: Estimated Top 10 Coking Coal Producers, 2010 (MMt)

Source: AME; company reports; trade statistics

Notes:	(1) Pro-forma acquisition of Massey Energy by Alpha Natural Resources. This assumes the consolidation of Massey Energy and Alpha Natural Resources estimated production and export figures.
(2) Pro-forma acquisition of Western Coal by Walter Mining. This assumes the consolidation of Western Coal and Walter Mining estimated production and export figures.

The majority of coal is sold under term contracts with a small proportion sold on the spot market with the coking and thermal coal markets operating relatively independently of each other. In terms of pricing differentials, coking coal is priced according to certain coking characteristics, including ash, sulphur and volatile matter content as well as other characteristics including dilation swelling index and maximum reflectance of vitrinite in oil. Continuing market buoyancy and increased frequency in price adjustments may support the rise in coking coal prices over the short term. The table below presents historical prices for various types of coking coal:

Table 6: Estimated Benchmark Coking Coal Prices (US$/t, FOB, nominal)

Source:  AME

Notes:
(1) Premium hard coking coal prices are for high quality coals such as Peak Downs or Goonyella Riverside. Standard Hard Coking prices are for non-premium average quality hard coking coal such as Norwich Park. Semi-hard coking coal prices are based on a cross-section of semi-hard brands including (but not limited to) coal products from Gregory, Burton and Metropolitan. Semi-soft coking coal prices reflect the price of typical NSW Hunter Valley brands.

(2) 2010 figures represents estimated annual average prices.

According to AME, prices for coking coal grades are expected to remain robust in the short term. Relatively strong demand and tight supply conditions, especially for hard coking coal, are expected to lead to an increase in prices in the short term. This is attributable to (a) shortage and scarcity of high quality coking coal supply, (b) increased steel production levels especially in developing countries, (c) recovery on traditional markets in Europe, North America and Japan.

Impact of Steel on Iron Ore and Ferroalloys

The demand for iron ore and ferroalloys is primarily influenced by trends in the production of steel, as iron ore and ferroalloys are important ingredients in the steel production process. Due to this relationship, the demand for iron ore and ferroalloys tends to rise as the demand for steel strengthens.

Iron ore is one of the key raw materials used for steel production. It is usually smelted in blast furnaces to produce pig iron, which is the primary metallic feed for steelmaking furnaces in integrated steel plants. Approximately 98% of the total mined iron ore is used for steel production. Ferroalloys are primarily used as additions during the steelmaking process. They are melted together with iron to add various chemical elements such as nickel, manganese or silicon which impart distinct qualities to steel or serve important functions during production and are therefore closely related to the steel industry.

RATIOS OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERENCE DIVIDENDS

The following table sets forth our ratio of earnings to combined fixed charges and preference dividends for each of the five years ended December 31, 2010.

	Year Ended December 31
	2010	2009	2008	2007	2006
	(In thousands of U.S. dollars)

Earnings
Pre-tax income from continuing operations before income/loss from equity investees	967,446	94,024	1,347,551	1,385,439	874,691
Fixed charges	671,100	586,238	358,828	110,207	54,049
Depreciation of capitalized interests	10,653	5,706	4,261	3,449	2,632
Dividends received from equity investees	—	11	6,569	4,618	4,100
Interest capitalized	(112,703)	(87,252)	(34,745)	(11,231)	(15,866)

Total	1,536,496	598,727	1,682,464	1,492,482	919,606

Fixed charges
Interest expenses	558,397	498,986	324,083	98,976	38,183
Interests capitalized	112,703	87,252	34,745	11,231	15,866

Total	671,100	586,238	358,828	110,207	54,049
Preference security dividend(1)	8,780	134,498	—	—	—

Fixed charges and preference dividends	679,880	720,736	358,828	110,207	54,049

Ratio of earnings to combined fixed charges and preference dividends	2.26	(2)	4.69	13.54	17.01

(1)	There were no preferred shares outstanding during the three years ended December 31, 2008.

(2)	Earnings for the year ended December 31, 2009 were inadequate to cover fixed charges and preference dividends. The coverage deficiency was $122.0 million

CAPITALIZATION

The following table sets forth our capitalization at December 31, 2010. You should read this table together with the information under “Operating and Financial Review and Prospects” and our consolidated financial statements included in our Annual Report.

At December 31, 2010
(In thousands of U.S. dollars)

Long-term debt and finance lease liabilities, net of current portion	5,370,987

Shareholders’ equity:
Common shares	133,507
Preferred shares	25,314
Treasury shares	—
Additional paid-in capital	862,126
Retained earnings	3,822,861
Accumulated other comprehensive income	(200,983)

Equity attributable to shareholders of Mechel OAO	4,642,825

Non-controlling interests	308,186
Total shareholders’ equity	4,951,011

Total capitalization	10,321,998

Except for the additional long term indebtedness incurred subsequent to December 31, 2010 as set out in our consolidated financial statements included in the Annual Report, there has been no material change in our capitalization since December 31, 2010.

OWNERSHIP OF PREFERRED SHARES AND SELLING SHAREHOLDERS

The following table sets forth information with respect to the ownership of the preferred shares as of the date of this prospectus supplement and about each Selling Shareholder, including (1) the number and percentage of preferred shares each Selling Shareholder owns as of the date of this prospectus supplement; (2) the number of preferred shares offered for sale by each Selling Shareholder through this prospectus supplement; and (3) the number and percentage of outstanding preferred shares each Selling Shareholder will own after the offering.

	Preferred Shares Owned		Preferred Shares	Preferred Shares Owned
	Prior to This Offering		Sold in This Offering	After This Offering
	Number	%	Number	Number	%

Justice Persons:
James C. Justice II	24,035,577	17.32	13,251,200	10,784,377	7.77
James C. Justice III	16,551,240	11.93	9,123,200	7,428,040	5.35
James C. Justice Companies Inc.(1)	11,028,468	7.95	6,080,000	4,948,468	3.57
Jillean L. Justice	6,429,287	4.63	3,545,600	2,883,687	2.08
Mechel:
Skyblock Limited(2)	55,502,766	40.00	—	55,502,766	40.00

Public float	25,209,577	18.17	—	57,209,577	41.23

Total	138,756,915	100.00	32,000,000	138,756,915	100.00

(1)	James C. Justice Companies Inc. is directly owned by James C. Justice II (51%), James C. Justice III (35%) and Jillean L. Justice (14%).

(2)	Skyblock Limited is a wholly owned subsidiary of Mechel OAO. Preferred shares owned by Skyblock Limited are considered issued and outstanding shares under Russian law and have all the rights attaching to other preferred shares. The preferred shares owned by Skyblock Limited are not considered outstanding for purposes of our U.S. GAAP financial statements.

PRICE RANGE OF PREFERRED AMERICAN DEPOSITARY SHARES

Our preferred ADSs are listed on the NYSE under the symbol “MTL PR.” On April 19, 2011, the reported last trading price of our preferred ADSs on the NYSE was $9.92. Each preferred ADS represents an interest in one-half of one preferred share. The preferred shares were admitted to trading (without listing) on the RTS and the MICEX, and trading is expected to commence on April 21, 2011 under the symbol “MTLRP.” Prior to the offering to which this prospectus supplement relates there has been no trading or public market for the preferred shares other than in the form of preferred ADSs.

The following table sets forth the high and low closing prices for the preferred ADSs on the NYSE for (i) each of the most recent six months, (ii) each of the last four quarters and (iii) the period between May 7, 2010, the date on which trading of the preferred ADSs began on the NYSE, and December 31, 2010:

	High	Low
	(In U.S. dollars)

2010 (May 7, 2010 through December 31, 2010)	9.66	6.60

2010
Second quarter	7.90	6.60
Third quarter	8.29	6.66
Fourth quarter	9.66	7.73

2011
First quarter	11.00	9.30

Most recent 6 months
October 2010	8.38	7.75
November 2010	8.24	7.73
December 2010	9.66	7.90
January 2011	11.00	9.69
February 2011	10.70	9.30
March 2011	10.91	9.98
April 2011 (through April 19, 2011)	11.27	9.34

In previous offerings, the Selling Shareholders have sold preferred ADSs representing 25,209,577 preferred shares. As the portion of our preferred shares that may be held in the form of preferred ADSs is limited by Russian law, we have instructed the depositary for the preferred ADSs not to accept any additional preferred shares in excess of this amount in order to preserve capacity under the preferred ADS program for future offerings. As a result, you will not be able to deposit preferred shares in the preferred ADS program in order to receive preferred ADSs unless and until additional capacity becomes available under the preferred ADS program because other holders of preferred ADSs convert their preferred ADSs into preferred shares or because we otherwise instruct the depository to accept such deposits.

TAXATION IN THE RUSSIAN FEDERATION

For a description of the material Russian tax consequences of owning our preferred shares, see “Item 10. Taxation – Russian Income and Withholding Tax Considerations” in the Annual Report.

TAXATION IN THE UNITED STATES

For a description of the material U.S. tax consequences of owning our preferred shares, see “Item 10. Taxation – U.S. Federal Income Tax Considerations” in the Annual Report.

UNDERWRITING

The Selling Shareholders are selling 32,000,000 preferred shares through the underwriters as described below.

Under the terms and subject to the conditions contained in an underwriting agreement among us, the Selling Shareholders and the underwriters, the Selling Shareholders have agreed to sell, and Morgan Stanley & Co. Incorporated, Renaissance Securities (Cyprus) Limited and VTB Capital Plc, as the underwriters, have agreed severally and not jointly to purchase, the number of preferred shares set forth opposite their names in the table below:

Name	Number of Preferred Shares

Morgan Stanley & Co. Incorporated	13,830,560
Renaissance Securities (Cyprus) Limited(1)	13,830,560
VTB Capital Plc(2)	4,338,880

Total	32,000,000

(1)	Renaissance Securities (Cyprus) Limited is not registered as a broker-dealer with the SEC. Any offers and sales of preferred shares by Renaissance Securities (Cyprus) Limited in the United States will be made through its SEC-registered broker-dealer affiliate RenCap Securities, Inc.

(2)	VTB Capital Plc is not registered as a broker-dealer with the SEC. Any offers and sales of preferred shares by VTB Capital Plc in the United States will be made through one or more SEC-registered broker-dealers, which may be affiliates of VTB Capital Plc.

The underwriters are offering the preferred shares subject to their acceptance of the preferred shares from the Selling Shareholders and subject to prior sale. The underwriting agreement provides that the obligations of the underwriters to pay for and accept delivery of the preferred shares offered by this prospectus supplement are subject to the receipt of opinions on specified legal matters by their counsel and to other conditions. The underwriters, acting severally, are obligated to take and pay for the preferred shares sold pursuant to the underwriting agreement, subject to the termination rights that the underwriters have in certain situations and other conditions of the underwriting agreement.

We and the Selling Shareholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”) or to contribute to payments the underwriters may be required to make because of any of these liabilities.

The underwriters have informed us that they do not intend sales to discretionary accounts to exceed five percent of the total number of preferred shares offered by them pursuant to the underwriting agreement.

Coalmetbank has marketed the preferred shares to the general public in the Russian Federation, but Coalmetbank did not underwrite any of the preferred shares sold in the offering to which this prospectus supplement relates. To the extent Coalmetbank has collected orders for preferred shares from its customers, it has placed any orders with one of more of the underwriters. Our group uses Coalmetbank for various day-to-day banking services, including the payment of salaries to our employees. Coalmetbank is owned by the Mechel Fund, a non-governmental pension fund for our employees, which is not a related party as of the date of this prospectus supplement. See note 9 to our consolidated financial statements under “Item 18. Financial Statements” in the Annual Report. We cannot estimate the extent to which our officers, directors or employees may subscribe for preferred shares.

The representatives of the underwriters may be contacted at the following addresses: Morgan Stanley & Co. Incorporated, 1585 Broadway, New York, New York 10036, United States, Attn: Equity Syndicate Desk with a copy to the Legal Department; Renaissance Securities (Cyprus) Limited, c/o RenCap Securities, Inc., 780 3rd Avenue, 20th Floor, New York, New York 10017, United States; and VTB Capital Plc, 14 Cornhill, London EC3V 3ND, United Kingdom, Attn: Co-Head of Global Banking.

Commissions and Discounts

The underwriters have informed us that they propose initially to offer part of the preferred shares sold pursuant to the underwriting agreement directly to the public at the public offering price listed on the cover page of this prospectus supplement. After the initial offering of the preferred shares, the offering price and other selling terms may from time to time be varied by the underwriters.

The underwriting fee is equal to the public offering price per preferred share less the amount paid by the underwriters to the Selling Shareholders per preferred share. The underwriting fee is $0.48675 per preferred share.

The following table shows the public offering price per preferred share, the total underwriting discounts to be paid to the underwriters for the offering and the total proceeds to the Selling Shareholders from the offering, after deduction of underwriting discounts, but before expenses.

	Per Preferred Share	Total

Public offering price	$16.50	$528,000,000
Underwriting discount	$0.48675	$15,576,000

Proceeds, before expenses, to Selling Shareholders	$16.01325	$512,424,000

We estimate that the total expenses of the offering, including registration, filing and listing fees, road show expenses, printing fees and legal and accounting expenses, but excluding underwriting discounts, will be approximately $2.7 million. The Selling Shareholders have agreed to reimburse us for substantially all such expenses incurred by us in connection with the offering.

Lock-Up

We have agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated, Renaissance Securities (Cyprus) Limited and VTB Capital Plc, we will not, during the period ending 90 days following the pricing of the offering to which this prospectus supplement relates:

•	issue, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any common shares, par value 10 rubles per share, of Mechel OAO or any preferred shares (the common shares together with the preferred shares, “Company Stock”) or any securities convertible into or exercisable or exchangeable for Company Stock; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Company Stock, whether any such transaction described in this bullet point or the one above is to be settled by delivery of Company Stock or such other securities, in cash or otherwise; or

•	file any registration statement with the SEC relating to the offering of any shares of Company Stock or any securities convertible into or exercisable or exchangeable for Company Stock.

Our wholly-owned subsidiary Skyblock Limited has agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated, Renaissance Securities (Cyprus) Limited and VTB Capital Plc, it will not, during the period ending 90 days following the pricing of the offering to which this prospectus supplement relates:

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of Company Stock beneficially owned (as such term is used in Rule 13d-3 of the Securities Exchange Act of 1934, as amended) by it or any other securities so owned convertible into or exercisable or exchangeable for Company Stock; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Company Stock, whether any such transaction described in this bullet point or the one above is to be settled by delivery of Company Stock or such other securities, in cash or otherwise; or

•	make any demand for or exercise any right with respect to, the registration of any shares of Company Stock or any security convertible into or exercisable or exchangeable for Company Stock.

The restrictions on us and Skyblock Limited described above do not apply to:

•	the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act, for the transfer of shares of Company Stock, provided that such plan does not provide for the transfer of Company Stock during the 90 days restricted period, and no public announcement or filing under the Exchange Act regarding the establishments of such plan shall be required of or voluntarily made by or on behalf of us or Skyblock Limited, as the case may be;

•	a transfer of Company Stock (or any securities convertible into or exchangeable into Company Stock, including ADSs representing Company Stock) to a single transferee or group of transferees as consideration for the acquisition of assets by us, provided that the transferee(s) agree to lock-up arrangements substantially the same as those that apply to us or Skyblock Limited, as the case may be; for the remainder of the restricted period;

•	transfers of Company Stock among or between any of our subsidiaries, provided that the transferee(s) agree to lock-up arrangements substantially the same as those that apply to us or Skyblock Limited, as the case may be, for the remainder of the restricted period;

•	transfers of Company Stock to any third party, provided that such third party agrees to lock-up arrangements substantially the same as those that apply to us or Skyblock Limited, as the case may be, for the remainder of the restricted period; or

•	any mortgage, charge, pledge, lien, option, restriction, third-party right or interest, encumbrance or security interest of any kind, or another type of preferential arrangement (including the use of derivative instruments, such as forward and futures contracts) having similar effect, or any agreement of arrangement to create any of the same in relation to the preferred shares, in connection with debt financing to us or any of our subsidiaries from a financial institution, provided that any such arrangement does not permit a disposal of such preferred shares during the remainder of the restricted period.

For purposes of the foregoing sentence, “transfer” is broadly construed to include any type of transfer set out in the first two bullet points of the above lock-up description relating to us or the lock-up description relating to Skyblock.

In addition, the restrictions on us described above also do not apply to the issuance by us of shares of Company Stock upon the exercise of an option or warrant or the conversion of a security outstanding on the date of pricing of which the underwriters have been advised in writing. The restrictions on Skyblock Limited described above also do not apply to transactions relating to shares of Company Stock or other securities acquired in open market transactions after the completion of the offering to which this prospectus supplement relates, provided that no public filing shall be voluntarily made in connection with subsequent sales of Company Stock or other securities acquired in such open market transactions.

The Selling Shareholders have agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated, Renaissance Securities (Cyprus) Limited and VTB Capital Plc, they will not, during the period ending 360 days following the pricing of the offering to which this prospectus supplement relates:

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of Company Stock or any securities convertible into or exercisable or exchangeable for Company Stock; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Company Stock, whether any such transaction described in this bullet point or the one above is to be settled by delivery of Company Stock or such other securities, in cash or otherwise.

The restrictions on the Selling Shareholders described above do not apply to (1) a bona fide gift or gifts, including as a result of the operation of law or estate or intestate succession, (2) to transfers to any trust, partnership, limited liability company or other entity for the direct or indirect benefit of a Selling Shareholder or the immediate family of a Selling Shareholder (for purposes of this paragraph, “immediate family” shall mean any relationship by blood, marriage or adoption, not more remote than first cousin), (3) distributions to limited partners or stockholders of a Selling Shareholder, (4) transfers to a Selling Shareholder’s affiliates or to any investment fund or other entity controlled or managed by a Selling Shareholder, (5) transfers of Company Stock to any third party, or (6) the transactions contemplated by the underwriting agreement and in this prospectus supplement; provided that in connection with each of cases (1), (2), (3), (4) and (5) above (A) the Selling Shareholder receives and delivers to the underwriters a signed lock-up agreement substantially in the form of the restrictions that apply to such Selling Shareholder for the balance of the restricted period from each donee, trustee, distributee or transferee, as the case may be, (B) any such transfer shall not involve a disposition for value, (C) such transfers are not required to be reported in any public report or filing with the SEC, or otherwise and (D) the Selling Shareholder does not otherwise voluntarily effect any public filing or report regarding such sales. For purposes of the foregoing sentence, “transfer” is broadly construed to include any type of transfer set out in the two bullet points of the above lock-up description relating to the Selling Shareholders.

Finally, Igor Zyuzin, our chairman and controlling shareholder, has agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated, Renaissance Securities (Cyprus) Limited, and VTB Capital Plc, he will not and he will ensure that any entities through which he indirectly holds common shares will not, during the period ending 90 days following the pricing of the offering to which this prospectus supplement relates, (1) sell any of the common shares beneficially held by him or them as of the date of pricing or (2) make any demand for or exercise any right with respect to, the registration of any common shares or any security convertible into or exercisable or exchangeable for common shares. The restrictions on Mr. Zyuzin described under (1) above do not apply to:

•	transactions relating to shares of Company Stock or other securities acquired in open market transactions after the completion of the offering to which this prospectus supplement relates, provided that no public filing shall be voluntarily made in connection with subsequent sales of Company Stock or other securities acquired in such open market transactions;

•	the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of shares of Company Stock, provided that such plan does not provide for the transfer of Company Stock during the restricted period and no public announcement or filing under the Exchange Act regarding the establishment of such plan shall be required of or voluntarily made by or on behalf of Mr. Zyuzin or us;

•	transfers of Company Stock to members of Mr. Zyuzin’s immediate family or to persons or entities under common control with any of them, other than us and our subsidiaries, provided that the transferee(s) agree to a lock-up substantially the same as applied to Mr. Zyuzin for the remainder of the restricted period; or

•	transfers of Company Stock to any third party, provided that such third party agrees to a lock-up substantially the same as applied to Mr. Zyuzin for the remainder of the restricted period

Other Relationships

From time to time, the underwriters and their affiliates have provided, and may provide in the future, investment banking, commercial banking and other financial services to us for which they have received and may continue to receive customary fees and commissions. In particular, CJSC “VTB Capital”, an affiliate of VTB Capital Plc, has participated in the placement of our Russian bonds with a total nominal value of 35.0 billion rubles and JSC “VTB Bank”, the group parent company of VTB Capital Plc, has opened credit lines for us in the total amount of 18.6 billion rubles as of March 1, 2011. In addition, certain entities affiliated with VTB Capital Plc have been among the mandated lead arrangers under a syndicated loan facility extended to us in the total amount of $2.0 billion.

Foreign Selling Restrictions

European Economic Area

Each underwriter agreed that, in relation to each Member State of the European Economic Area that has implemented the Prospectus Directive (each, a “Relevant Member State”), an offer of preferred shares that are the subject of the offering contemplated by this prospectus supplement to the public may not be made in that Relevant Member State prior to the publication of a prospectus in relation to the preferred shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus

Directive, except that an offer of preferred shares and to the public in that Relevant Member State may be made at any time under the following exceptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(a) to legal entities that are qualified investors as defined under the Prospectus Directive;

(b) to fewer than 100 or, if the Relevant Member State has implemented the relevant provisions of the 2010 PD Amending Directive, 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the other underwriters; or

(c) in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of preferred shares referred to in (a) through (c) above shall result in a requirement for us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive or a supplement prospectus pursuant to Article 16 of the Prospectus Directive.

For the purposes of this section, the expression “an offer of preferred shares to the public” in relation to any preferred shares in any Relevant Member State means the communication to persons in any form and by any means of sufficient information on the terms of the offer and the preferred shares to be offered so as to enable an investor to decide to purchase or subscribe the preferred shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, and the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State) and includes any relevant implementing measure in each Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

United Kingdom

Each underwriter severally represented, warranted and agreed that (a) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000 (“FSMA”)) received by it in connection with the issue or sale of any preferred shares in circumstances in which section 21(1) of FSMA does not apply and (b) it has complied and will comply with all applicable provisions of FSMA with respect to anything done by it in relation to the preferred shares in, from or otherwise involving the United Kingdom.

Settlement and Delivery

Delivery of the preferred shares is expected to commence on or about April 21, 2011. Purchasers of preferred shares must pay for the preferred shares in U.S. dollars promptly after delivery of the preferred shares by the underwriters. In order to take delivery of the preferred shares, purchasers must either have a direct account with our share registrar, NIKoil Registrator OAO, or a deposit account with CJSC Depositary Clearing Company (“DCC”) or any other depositary. The timing for the delivery of the preferred shares to the purchasers’ accounts will in each case depend on which account will be used for the delivery.

LEGAL MATTERS

Certain matters of United States law in connection with the offering will be passed upon for us by Allen & Overy Legal Services, Moscow, Russian Federation and certain matters of Russian law in connection with the offering will be passed upon for us by Liniya Prava, Moscow, Russian Federation. Certain matters of United States law in connection with the offering will be passed upon for the underwriters by Skadden Arps Slate Meagher and Flom (UK) LLP, London, United Kingdom and certain matters of Russian law in connection with the offering will be passed upon for the underwriters by Skadden Arps Slate Meagher and Flom LLP, Moscow, Russian Federation.

EXPERTS

Ernst & Young LLC, independent registered public accounting firm, have audited our consolidated financial statements included in our Annual Report on Form 20-F for the year ended December 31, 2010, as set forth in their report, which is incorporated by reference in this prospectus supplement and elsewhere in the registration statement. Our financial statements are incorporated by reference in reliance on Ernst & Young LLC’s report, given on their authority as experts in accounting and auditing.

PROSPECTUS

MECHEL OAO
(incorporated under the laws of the Russian Federation)

Preferred Shares and Preferred American Depositary Shares

This prospectus relates to preferred shares, par value 10 rubles per share, of Mechel OAO and preferred American Depositary Shares (“preferred ADSs”) that may be offered for sale from time to time by our wholly-owned subsidiary Skyblock Limited or by the other selling shareholders identified in this prospectus (the “Selling Shareholders”). Each preferred ADS represents one-half of a preferred share.

We, through Skyblock Limited, or the other Selling Shareholders may sell the preferred shares and preferred ADSs in amounts, at prices and on terms that will be determined at the time of sale. The registration of these preferred shares and preferred ADSs does not necessarily mean that any of the preferred shares or preferred ADSs will be offered or sold by us or the Selling Shareholders.

Each time preferred shares or preferred ADSs are offered pursuant to this prospectus, you will, if necessary or required, be provided with a prospectus supplement attached to this prospectus. The prospectus supplement will contain more specific information about the offering, and may add, update or change information contained in this prospectus.

We or the Selling Shareholders may offer and sell preferred shares or preferred ADSs directly, through agents, dealers or underwriters as designated from time to time, or through a combination of these methods. If any agents, dealers or underwriters are involved in the sale of any of our common shares, the applicable commissions or discounts will, to the extent not set forth herein, be described in a prospectus supplement. See “Plan of Distribution” for a further description of the manner in which we or the Selling Shareholders may dispose of the preferred shares and preferred ADSs covered by this prospectus.

Except for any sales of preferred shares or preferred ADSs by our wholly-owned subsidiary Skyblock Limited, the Selling Shareholders will receive all of the net proceeds from the sales of the preferred shares or preferred ADSs made pursuant to this prospectus and will pay all underwriting discounts and selling commissions, if any, applicable to those sales. We will not receive any proceeds from sales of any of these preferred shares or preferred ADSs.

You should carefully read this prospectus and any applicable prospectus supplement, together with the documents incorporated by reference, before you invest in the preferred shares or preferred ADSs.

See “Risk Factors” beginning on page 13 of our annual report on Form 20-F for the year ended December 31, 2009, which is incorporated herein by reference, and the section titled “Risk Factors” included in any applicable prospectus supplement, to read about factors you should consider before investing in the preferred shares or preferred ADSs.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is April 26, 2010.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

The statements contained and incorporated by reference in this prospectus and any accompanying prospectus supplement may constitute forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The words “believe,” “expect,” “anticipate,” “intend,” “estimate,” “forecast,” “project,” “will,” “may,” “should” and similar expressions identify forward-looking statements. Forward-looking statements include statements regarding:

•	strategies, outlook and growth prospects;

•	future plans and potential for future growth;

•	liquidity, capital resources and capital expenditures;

•	growth in demand for our products;

•	economic outlook and industry trends;

•	developments in our markets;

•	the impact of regulatory initiatives; and

•	the strength of our competitors.

These forward-looking statements are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control and we may not achieve or accomplish these expectations, beliefs or projections. In addition to these important factors and matters discussed elsewhere herein. See “Item 3. Key Information—Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2009 for a discussion of important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements.

Except to the extent required by law, neither we, nor any of our agents, employees or advisers intend or have any duty or obligation to supplement, amend, update or revise any of the forward-looking statements contained or incorporated by reference in this prospectus and any accompanying prospectus supplement.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission utilizing the “shelf” registration process. Under the shelf registration process, we may sell the securities described in this prospectus in one or more offerings.

This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will, if necessary or required, provide a prospectus supplement that will contain specific information about the terms of the securities. The prospectus supplement may add to or update or change information about us contained in this prospectus. You should read this prospectus and any prospectus supplement together with the additional information described under “Where You Can Find More Information About Us.”

In this prospectus, unless the context otherwise requires, references to Mechel refer to Mechel OAO, and references to “our group,” “we,” “us,” or “our” refer to Mechel OAO together with its subsidiaries.

MECHEL OAO

We are a leading Russian mining and metals company headquartered in Moscow, Russia. We operate in four segments: mining, steel, ferroalloy and power. We produce coking and steam coal, iron ore concentrate, steel, nickel, ferrochrome, ferrosilicon, rolled products, wire products, heat and electric power. Our operations are principally in Russia, and we also have operations in Kazakhstan and Eastern Europe. In May 2009, we acquired the Bluestone coking coal business headquartered in Beckley, West Virginia. Our principal office is located at Krasnoarmeyskaya Street 1, Moscow 125993, Russian Federation and our telephone number is +7 495 221 8888.

Mechel OAO is an open joint stock company incorporated under the laws of the Russian Federation. We completed our initial public offering in the United States and internationally in October 2004 and the American Depositary Shares representing our common shares are listed on the New York Stock Exchange under the symbol “MTL.” Our common shares are listed in Russia on the RTS and MICEX stock exchanges under the symbol “MTLR.” Each of the American Depositary Shares representing our common shares represents one common share.

See our Annual Report on Form 20-F for the year ended December 31, 2009 (the “Annual Report”) for more information.

Our internet address is www.mechel.com. Information posted on our website is not part of this prospectus.

WHERE YOU CAN FIND MORE INFORMATION ABOUT US

We file annual reports with and furnish other information to the U.S. Securities and Exchange Commission (the “SEC”). You may read and copy any document that we have filed with or furnished to the SEC at the SEC’s public reference room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Our SEC filings are also available to the public through the SEC’s web site at www.sec.gov. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room in Washington, D.C. and in other locations.

We have filed with the SEC a registration statement on Form F-3 relating to the securities covered by this prospectus. This prospectus is a part of the registration statement and does not contain all of the information in the registration statement. Whenever a reference is made in this prospectus to a contract or other document of ours, please be aware that the reference is only a summary. You may review a copy of the registration statement at the SEC’s public reference room in Washington, D.C., as well as through the SEC’s web site.

INCORPORATION OF CERTAIN INFORMATION WE FILE WITH THE SEC

As permitted by the SEC, this prospectus does not contain all the information you can find in our registration statement or the exhibits to the registration statement. The SEC allows us to “incorporate by reference” information into this prospectus and the accompanying prospectus supplement, which means that:

•	incorporated documents are considered part of this prospectus and the accompanying prospectus supplement;

•	we can disclose important information to you by referring you to those documents;

•	information that we file with the SEC after the date of this prospectus that is incorporated by reference in this prospectus and the accompanying prospectus supplement automatically updates and supersedes this prospectus and the accompanying prospectus supplement; and

•	information that is more recent that is included in this prospectus and the accompanying prospectus supplement automatically updates and supersedes information in documents incorporated by reference with a date earlier than this prospectus.

We incorporate by reference into this prospectus and the accompanying prospectus supplement our documents listed below.

•	Annual Report on Form 20-F for the year ended December 31, 2009; and

•	each of the following documents that we file with or furnish to the SEC after the date of this prospectus from now until we terminate the offering of securities under this prospectus, the accompanying prospectus supplement and the registration statement:

•	reports filed under Section 13(a), 13(c) or 15(d) of the Exchange Act; and

•	reports filed or furnished on Form 6-K that expressly indicate that they are incorporated by reference into this prospectus.

These documents contain important information about us and our financial condition. You may obtain copies of these documents from the SEC in the manner described above. You may also request a copy of these filings (excluding exhibits) at no cost by contacting us as follows:

Alexander A. Tolkach
Director, Department of Communications
Mechel OAO
Krasnoarmeyskaya street 1
Moscow 125993
Russian Federation
Tel: +7 495 221 8888
Fax: +7 495 221 8800
e-mail: Alexander.Tolkach@mechel.com

No person is authorized to give any information or represent anything not contained in this prospectus. We are only offering the securities in places where sales of those securities are permitted. The information contained in this prospectus, as well as information incorporated by reference, is current only as of the date of that information. Our business, financial condition, results of operations and prospects may have changed since that date.

ENFORCEMENT OF CIVIL LIABILITIES

Mechel is incorporated under the laws of the Russian Federation. Most of our directors and all of our executive officers and all or a substantial portion of their and our assets are located outside the United States, principally in Russia. As a result, you may not be able to effect service of process within the United States upon us or our directors and executive officers or to enforce in U.S. courts judgments obtained against us or our directors and executive officers in jurisdictions outside the United States, including actions under the civil liability provisions of U.S. securities laws. In addition, it may be difficult for you to enforce, in original actions brought in courts in jurisdictions outside the United States, liabilities predicated upon U.S. securities laws.

Judgments rendered by a court in any jurisdiction outside the Russian Federation may not be recognized by courts in the Russian Federation unless an international treaty providing for the recognition and enforcement of judgments in civil cases exists between the Russian Federation and the country where the judgment is rendered and/or a federal law of the Russian Federation providing for the recognition and enforcement of foreign court judgments is adopted. No such treaty exists between the United States and the Russian Federation for the reciprocal enforcement of foreign court judgments.

The deposit agreement with, Deutsche Bank Trust Company Americas, as depositary, is governed by the laws of the State of New York. We and the depositary have irrevocably submitted to the non-exclusive jurisdiction of the federal or state courts in the City of New York and have irrevocably waived, to the fullest extent permitted by law, any objections to laying venue in such courts. Furthermore, we and the depositary agreed that, notwithstanding the foregoing, with regard to any claim or dispute arising directly or indirectly from the deposit agreement, the depositary, in its sole discretion, is entitled to refer such dispute or difference for final settlement by arbitration in New York in accordance with the applicable rules of the American Arbitration Association. The Russian Federation is a party to the United Nations (New York) Convention on the Recognition and Enforcement of Foreign Arbitral Awards, but it may be difficult to enforce arbitral awards in the Russian Federation due to a number of factors, including the inexperience of Russian courts in international commercial transactions, official and unofficial political resistance to enforcement of awards against Russian companies in favor of foreign investors and Russian courts’ inability to enforce such orders and corruption.

We have appointed Puglisi & Associates as our agent for service of process in any action with respect to the registration statement on Form F-3 of which this prospectus is a part. We have appointed CT Corporation System as agent for service of process in any suit, action or proceeding that may arise out of or in connection with the deposit agreement pursuant to which the preferred ADSs are issued and that may be brought in any U.S. federal or state court located in the City of New York, Borough of Manhattan. We will submit to such jurisdiction; however, such appointment may not be respected by a Russian court.

USE OF PROCEEDS

Unless otherwise set forth in the related prospectus supplement, we intend to use the net proceeds we receive from any sales of preferred shares or preferred ADSs by our wholly-owned subsidiary Skyblock Limited under this prospectus for general corporate purposes, which include financing our operations, debt repayment and refinancing, capital expenditures and acquisitions. The specific purpose of any individual offering of preferred shares or preferred ADSs will be described in the related prospectus supplement. We will not receive any proceeds from the sale of preferred shares or preferred ADSs by any of the other Selling Shareholders identified in this prospectus.

OWNERSHIP OF PREFERRED SHARES AND SELLING SHAREHOLDERS

The following table sets forth information with respect to the preferred shares held by our wholly-owned subsidiary Skyblock Limited and the other Selling Shareholders as of the date of this prospectus. The preferred shares or preferred ADSs being offered under this prospectus may be offered for the account of the Selling Shareholders, including Skyblock Limited. As of the date of this prospectus, Skyblock Limited and the other Selling Shareholders listed below own all of the 138,756,915 preferred shares issued as of the date of this prospectus.

	Number of Preferred	Number of Preferred	Number of Preferred
	Shares Owned Prior to	Shares Sold in This	Shares Owned After
Selling Shareholders	This Offering	Offering(3)	This Offering

Justice Persons:
James C. Justice II	34,474,564	up to 34,474,564	(4)
James C. Justice III	23,739,676	up to 23,739,676	(4)
James C. Justice Companies Inc.(1)	15,818,288	up to 15,818,288	(4)
Jillean L. Justice	9,221,621	up to 9,221,621	(4)
Mechel:
Skyblock Limited(2)	55,502,766	up to 55,502,766	(4)

Total	138,756,915	up to 138,756,915	(4)

(1)	James C. Justice Companies Inc. is directly owned by James C. Justice II (51%), James C. Justice III (35%) and Jillean L. Justice (14%).

(2)	Skyblock Limited is a wholly owned subsidiary of Mechel OAO. Preferred shares owned by Skyblock Limited are considered outstanding shares under Russian law and have all the rights attaching to other preferred shares. The preferred shares owned by Skyblock Limited are not considered outstanding for purposes of our U.S. GAAP financial statements.

(3)	Includes preferred shares represented by preferred ADSs.

(4)	Because we, through our wholly-owned subsidiary Skyblock Limited, or the other Selling Shareholders may sell all or a portion of the preferred shares that are being offered pursuant to this prospectus, the number of preferred shares that will be owned by us and each Selling Shareholder upon termination of this offering cannot be determined as of the date of this prospectus.

DESCRIPTION OF PREFERRED SHARES

Set out below is a summary of certain terms of the preferred shares, including voting rights, dividends, liquidation value and priority. The terms of our preferred shares are set out in our charter. See “Item 10. Charter and Certain Requirements of Russian Legislation” in the Annual Report. In addition to the summary below and the description of our charter, we urge you to review our charter, which is included as an exhibit to the registration statement of which this prospectus forms a part, to learn more about the preferred shares and the Russian legal framework for all of our shares. Preferred ADS holders will be able to exercise their rights with respect to the preferred shares underlying the preferred ADSs only in accordance with the provisions of the deposit agreement and the relevant requirements of Russian law. See “Description of Preferred American Depositary Shares” for more information.

Voting Rights

According to the Joint-Stock Companies Law and our charter, the holders of our preferred shares generally have no voting rights, except they are entitled to vote on the following matters:

(1)	a reorganization or liquidation. The term “reorganization,” as defined by the Joint-Stock Companies Law, is comprised of:

(i)	a merger, which is defined as the formation of a new company with transfer to it of all rights and obligations of two or more other companies which cease to exist;

(ii)	a consolidation, which is defined as the termination of one or more companies with transfer of all their rights and obligations to another company;

(iii)	a division, which is defined as the creation of several new companies with transfer to them of all rights and obligations of an existing company terminated as a result of the division;

(iv)	a separation, which is defined as the transfer of certain rights and obligations of a company to one or several new companies without the existing company being terminated; and

(v)	a transformation, which is defined as a change of the company’s corporate form.

You should note that other types of corporate restructurings (e.g., reorganizations involving subsidiaries, creation or acquisition of new subsidiaries and other transactions) would not be considered a “reorganization” under Russian law;

(2)	any amendment of our charter or approval of a new version of our charter that restricts the rights of holders of preferred shares, including restrictive amendments to the formula for calculation of dividends and/or the amount of the liquidation value attached to the preferred shares; and

(3)	all matters on which holders of common shares are entitled to vote if for any reason the annual shareholders’ meeting did not adopt a resolution to pay the full amount of dividends to which holders of preferred shares are entitled under our charter, commencing after the annual shareholders’ meeting at which the shareholders failed to declare such dividends.

In the cases described in (1) and (3) above, the decisions will be voted upon by all shareholders (i.e., both holders of common shares and holders of preferred shares) and the decision requires a simple majority or three-quarters majority vote of all shares present at the meeting, depending on the nature of the matter being voted upon.

In the cases described in (2) above, the decision will be voted upon by all shareholders (i.e., holders of both common shares and preferred shares) and the decision requires both (i) a three-quarters majority vote of all shares present at the meeting less the number of preferred shares, and (ii) a three-quarters majority vote of all preferred shares. Each preferred share has one vote in the situations described above.

To the extent the preferred shares do not carry the right to vote on all matters on which holders of common shares are entitled to vote, holders of preferred shares will not (1) take part with the holders of common shares in approving major transactions or interested party transactions under the Joint-Stock Companies Law; (2) have the benefit of the anti-takeover protections provided by the Joint-Stock Companies Law to holders of common shares; and (3) have the benefit of provisions of the Joint-Stock Companies Law that provide shareholders the right to demand that we repurchase their shares if they voted against or did not participate in the voting on a decision approving major transactions.

Dividends

The dividends on our preferred shares are specified in our charter, as follows:

•	The annual fixed dividend for one preferred share amounts to 20% of our net profit under our annual consolidated financial statements prepared in accordance with the applicable international accounting standards which we apply for the relevant accounting period, including IFRS and U.S. GAAP, and audited by an independent auditor, divided by 138,756,915 (the denominator), which is equal to the total number of currently issued preferred shares. If the number of issued preferred shares is increased or decreased, such increase or decrease, as the case may be, would not automatically change the denominator.

•	For the purpose of calculating the amount of dividends for the preferred shares we convert our net profit under the applicable international accounting standards into rubles using the official exchange rate of the Central Bank of the Russian Federation as of the date our board of directors decides to recommend the amount of dividends for the preferred shares.

•	If the dividend to be paid for one common share exceeds the dividend to be paid for one preferred share for the same year, we must increase the dividend to be paid for one preferred share up to the amount of dividend to be paid for one common share. For this purpose, if the nominal value of our common shares has changed (e.g., through a share split), the dividend to be paid for one common share is calculated as if its nominal value has not changed.

The Joint-Stock Companies Law provides that dividends on common shares cannot be declared until dividends on preferred shares have been declared in full for the relevant period.

We will determine the amount of dividends payable on our common shares based on the cash needs of our business, which will be influenced by the market situation, the level and availability of debt and the requirements of our investment program.

The amount of dividends on preferred shares must be recommended by our board of directors and approved by the shareholders meeting. If dividends on preferred shares are not recommended or approved, our preferred shares would obtain voting rights equivalent to the common shares. They become non-voting as of the first subsequent payment of dividends in full. Accordingly, our preferred shares are not cumulative. If dividends are declared but not paid, the holders of our preferred shares will be entitled to claim from us such dividends in court.

The Joint-Stock Companies Law allows dividends to be declared only out of net profits calculated under Russian accounting standards and as long as the following conditions have been met at the date any dividend is being declared:

•	the charter capital of the company has been paid in full;

•	the value of the company’s net assets is not less (and would not become less as a result of the proposed dividend payment) than the sum of the company’s charter capital, the company’s reserve fund and the difference between the liquidation value and the par value of the issued and outstanding preferred shares of the company;

•	the company has repurchased all shares from shareholders who had exercised rights under Russian law to demand repurchase; and

•	the company is not, and would not become, insolvent as the result of the proposed dividend payment.

Moreover, declared dividends cannot be paid if:

•	at the date of payment the company is insolvent, or if it would become insolvent as the result of the proposed dividend payment; or

•	at the date of payment the value of the company’s net assets is less (or would become less as a result of the proposed dividend payment) than the sum of the company’s charter capital, the company’s reserve fund and the difference between the liquidation value and the par value of the issued and outstanding preferred shares of the company, provided that when and if these circumstances cease to exist, any previously declared dividends must be paid to the holders of the preferred shares.

Liquidation Value and Priority

The liquidation value for each of our preferred shares has been specified in our charter as the amount equal to the total assets of Mechel under Russian accounting standards remaining after paying the creditors, divided by the total number of outstanding common shares and preferred shares. Upon liquidation, the preferred shares will be paid the liquidation value (as described in the previous sentence) prior to distribution of the remaining assets of Mechel to holders of our common shares.

Charter Capital Increases and Pre-emptive Rights

An increase in our charter capital requires either a decision by our board of directors or a vote by our shareholders at a shareholders’ meeting. To the extent our preferred shares do not carry the right to vote on all matters on which holders of common shares are entitled to vote, any charter capital increase (whether through the issuance of common shares or preferred shares) would not otherwise require the vote of the preferred shares.

The holders of our preferred shares do not have pre-emptive rights to purchase additional common shares. The holders of our preferred shares have the pre-emptive right to purchase additional preferred shares on a pro rata basis with other holders of preferred shares, only in the case of (1) an open subscription to newly issued preferred shares or securities convertible into preferred shares and (2) a closed subscription if the shareholders voted against or did not participate in the voting on the decision approving such subscription. The pre-emptive right does not apply to placement of shares or securities convertible into shares through a closed subscription among existing shareholders only, provided that such shareholders may each acquire a whole number of shares or securities convertible into shares being placed in an amount proportionate to their existing holdings. We must provide shareholders with written notice of the proposed placement of preferred shares at least 45 days prior to the offering, during which time shareholders may exercise their pre-emptive rights, unless the price for new preferred shares is set following the expiration of the pre-emptive rights period, in which case such period shall be not less than 20 days.

The Joint-Stock Companies Law limits the amount of preferred shares to no more than 25% of total charter capital. Currently, our preferred shares constitute 25% of our charter capital, so the issuance of additional preferred shares will require us to first issue additional common shares. Furthermore, the holders of preferred shares will be entitled to vote on the issuance of a new class of preferred shares having priority in the payment of dividends or liquidation value over the existing class of preferred shares.

Repurchase Offers

Under the Joint-Stock Companies Law, we may make an offer to repurchase shares of one or more classes of our capital stock. Such offer, among other things, must treat the entire class on an equal basis. However, we are not required to make a similar or related offer to holders of other classes of our capital stock.

DESCRIPTION OF PREFERRED AMERICAN DEPOSITARY SHARES

Deutsche Bank Trust Company Americas, as depositary, will issue the preferred ADSs. Each preferred ADS will represent an ownership interest in one-half of a preferred share which we and the Selling Shareholders will deposit with Deutsche Bank Ltd., as the custodian under the deposit agreement among Mechel, the depositary and the holders and beneficial owners from time to time of the preferred ADSs. Each preferred ADS also will represent any securities, cash or other property deposited with the depositary but which the depositary has not distributed directly to you. Your preferred ADSs will be evidenced by American Depositary Receipts (“ADRs”) in the same way a share is evidenced by a share certificate.

Because the depositary’s nominee will be the registered owner of the preferred shares, you must rely on the depositary to exercise the rights of a shareholder on your behalf. The obligations of the depositary are set out in the deposit agreement. The deposit agreement, the preferred ADSs and the ADRs are governed by New York law.

If you become an owner of preferred ADSs, you will become a party to the deposit agreement and therefore will be bound by its terms and by the terms of the ADRs and preferred ADSs. The deposit agreement and the form of ADR specify the rights and obligations of Mechel, your rights and obligations as owner of preferred ADSs and the rights and obligations of the depositary. As an owner of preferred ADS you appoint the depositary as your attorney-in-fact, with full power to delegate, to act on your behalf and to take any and all actions contemplated in the deposit agreement, to adopt any and all procedures necessary to comply with applicable laws and to take such action as the depositary in its sole discretion may deem necessary or appropriate to carry out the purposes of the deposit agreement.

The following is a summary of the material terms of the deposit agreement. Because it is a summary, it does not contain all the information that may be important to you. For more complete information, you should read the entire deposit agreement and the form of ADR which contains the terms of your preferred ADSs. The depositary is filing with the SEC a registration statement on Form F-6 relating to your preferred ADSs and a copy of the form of deposit agreement is being filed as an exhibit to such registration statement. You may read and copy the registration statement on Form F-6 and the form of deposit agreement at the SEC’s public reference room, which is located at 100 F Street N.E., Room 1580, Washington, D.C. 20549. The registration statement on Form F-6 is also available to the public on the SEC’s website at www.sec.gov. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room in Washington, D.C. and its other locations. Copies of the deposit agreement and the form of ADR are also available for inspection at the principal office of Deutsche Bank Trust Company Americas, currently located at 60 Wall Street, New York, New York 10005, and at the principal office of Deutsche Bank Ltd., as the custodian, currently located at 4 Shepkina Street, Moscow 129090, Russia. The depositary will keep books at its principal office for the registration of ADRs and transfers of ADRs which, at all reasonable times, will be open for inspection by preferred ADS holders, provided that inspection will not be for the purpose of communicating with preferred ADS holders in the interest of a business or object other than our business or a matter related to the deposit agreement or the preferred ADSs.

Holding the Preferred ADSs

How will I hold my preferred ADSs?

The preferred ADSs will only be issued in “book entry” form, represented by a Master American Depositary Receipt registered in the name of the nominee of The Depositary Trust Company (“DTC”) to each holder. The preferred ADSs will be evidenced by ADRs issued through DRS/Profile unless certificated ADRs are specifically requested by a holder. The depositary will maintain books on which each ADR executed and delivered, in the case of definitive ADRs, and each ADR issued through DRS/Profile, in either case as provided by the deposit agreement, and the transfer of each such ADR will be registered. Participants in DTC will then keep a record of their clients who purchased the preferred ADSs. Beneficial interests in the Master American Depositary Receipt will be shown on, and transfers of interests in the Master American Depositary Receipt will be made only through, records maintained by DTC and its participants.

The depositary will wire any cash distribution it receives on the preferred shares represented by the ADRs to DTC’s nominee net of applicable fees and charges of, and expenses incurred by, the depositary and taxes withheld or other governmental charges paid or payable in conjunction with such conversion. The depositary will treat DTC’s nominee as the owner of the ADRs for all purposes. Accordingly, the depositary will have no direct responsibility or liability to pay amounts due on the ADR to owners of beneficial interests in the ADRs.

It is DTC’s current practice, upon receipt of any cash payment, to credit direct participants’ accounts on the payment date according to their respective holdings of beneficial interests in the ADRs as shown on DTC’s records. In addition, it is DTC’s current practice to assign any voting rights to direct participants whose accounts are credited with preferred ADSs on a record date, by using an omnibus proxy. Payments by participants to owners of beneficial interests in the ADRs, and voting by participants, will be governed by the customary practices between the participants and owners of beneficial interests, as is the case with preferred ADSs held for the account of customers registered in “street name.” Payments will be the responsibility of the participants and not of DTC, the depositary or us.

You may hold preferred ADSs either directly or indirectly through your broker or other financial institution, and the remaining part of this description assumes you hold your preferred ADSs directly. If you hold the preferred ADSs through your broker or financial institution nominee, you must rely on the procedures of that broker or financial institution to assert the rights of preferred ADS holders described in this section. You should consult with your broker or financial institution to find out what those procedures are.

Share Dividends and Other Distributions

How will I receive dividends and other distributions on the preferred shares underlying my preferred ADSs?

The depositary has agreed to pay to you the cash dividends or other distributions it or the custodian receives on preferred shares or other deposited securities, after deducting its fees and expenses taxes and other governmental charges paid or payable. You will receive these distributions in proportion to the number of underlying preferred shares that your preferred ADSs represent. You must hold the preferred ADSs on the date established by the depositary in order to be eligible for dividends and other distributions. In general, the depositary will attempt to set a record date for the preferred ADSs that is the same record date used by us for dividends and other distributions on the preferred shares. It is possible, however, that the record dates we use for dividends and other distributions on the preferred shares and the record date used by the depositary for the preferred ADSs may not be the same.

Cash

The depositary will as promptly as practicable convert any cash dividend or other cash distribution we pay on the preferred shares into U.S. dollars, if it can do so in its judgment, on a practicable basis and can transfer the U.S. dollars to the United States. If that is not possible or if any governmental approval is needed and cannot be obtained, the deposit agreement allows the depositary to distribute U.S. dollars only to those preferred ADS holders to whom it is possible to do so. It will either distribute the currency it cannot convert into U.S. dollars to preferred ADS holders or hold it for the account of the preferred ADS holders who have not been paid. It will not invest the currency it cannot convert and it will not be liable for any interest.

Before making a distribution, the depositary will deduct any withholding taxes and governmental charges paid or payable that must be paid under applicable law. See “Taxation in the Russian Federation” and “Taxation in the United States.” It will distribute only whole U.S. dollars and cents and will round fractional cents down to the nearest whole cent. Amounts received on foreign currency conversions are calculated at a rate which may exceed the number of decimal places used by the depositary to report distribution rates (which in any case will not be less than two decimal places), and the excess amount may be retained by the depositary as an additional cost of conversion, irrespective of any other fees and expenses payable or owing hereunder and will not be subject to escheatment. If the exchange rates fluctuate during a time when the depositary cannot carry out a conversion, you may lose some or all of the value of the distribution.

Preferred shares

The depositary may distribute new preferred ADSs representing any preferred shares which we distribute as a dividend or free distribution if we furnish the depositary promptly with satisfactory evidence that it is legal. The depositary will distribute new preferred ADSs in proportion to the number of preferred ADSs you already own. The depositary will only distribute whole preferred ADSs. It will sell preferred shares which would require it to issue a fractional ADS and distribute the net proceeds in the same way as it does with cash. If the depositary does not distribute additional preferred ADSs, each ADS will also represent the new preferred shares.

Rights to receive additional preferred shares

If we offer holders of our securities any rights to subscribe for additional preferred shares or any other rights in accordance with the deposit agreement, we in conjunction with the depositary have discretion to determine how these rights become available to you as a holder of preferred ADSs. We must first instruct the depositary to do so and furnish it with satisfactory evidence that it is legal to do so. The depositary could decide it is not legal or reasonably practical to make the rights available to you, or it could decide that it is only legal or reasonably practical to make the rights available to some but not all holders of the preferred ADSs. The depositary may decide to sell the rights and distribute the proceeds in the same way as it does with cash. If the depositary decides that it is not legal or reasonably practical to make the rights available to you or to sell the rights, the rights that are not distributed or sold could lapse. In that case, you will receive no value for them. The depositary is not responsible for (1) a failure in determining whether or not it is legal or reasonably practical to distribute the rights, (2) any foreign exchange exposure or loss incurred in connection with such sale, or exercise, or (3) the content of any materials forwarded to the holders on behalf of us in connection with the rights distribution. The depositary is liable for damages, however, if it acts negligently or in bad faith.

If the depositary makes rights available to you, it will exercise the rights and purchase the preferred shares on your behalf. The depositary will then deposit the preferred shares and issue preferred ADSs to you. It will only exercise rights if you pay it the exercise price and any other fees, charges and expenses and taxes and/or governmental charges the rights require you to pay.

U.S. or Russian securities laws may restrict the sale, deposit, cancellation, and transfer of the preferred ADSs issued after an exercise of rights. For example, you may not be able to trade the new preferred ADSs freely in the United States. In this case, the depositary may issue the new preferred ADSs under a separate restricted deposit agreement which will contain the same provisions as the deposit agreement, except for changes needed to put the restrictions in place.

Other distributions

The depositary will send you anything else we distribute on deposited securities by any means it thinks is legal and reasonably practical upon notice from us that we wish such distribution to be made available to you. If it cannot make the distribution in that way, the depositary has a choice. It may, after consultation with us, decide to sell what we distributed, by public or private sale upon such terms as it may deem proper and distribute the net proceeds, in the same way as it does with cash. If unable to sell, the depositary can dispose of such property in any way it deems reasonably practicable under the circumstances for nominal or no consideration and you will have no rights thereafter arising therefrom.

The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any preferred ADS holders. We have no obligation (including no obligation to register securities under U.S. or Russian securities laws) to take any action to permit the distribution of preferred ADSs, preferred shares, rights or anything else to preferred ADS holders. This means you may not receive the distributions we make on our preferred shares or any value for them if it is illegal or impractical for us or the depositary to make them available to you.

Deposit, Withdrawal and Cancellation

How does the depositary issue preferred ADSs?

Subject to the provisions of the depositary agreement, the depositary will issue preferred ADSs if you or your broker deposits preferred shares with the custodian. In the case of the preferred ADSs to be issued under this prospectus, we and the Selling Shareholders will arrange with the underwriters named in the applicable prospectus supplement to deposit the preferred shares. Neither the depositary nor the custodian assumes any obligation or responsibility to make any payments for, nor will either of them be subject to any liability under the deposit agreement or otherwise for nonpayment for, any shares newly issued and placed by us or sold by any Selling Shareholders in any offering.

Preferred shares deposited in the future with the custodian must be accompanied by documents, including instruments showing that those preferred shares have been properly transferred or endorsed to the person on whose behalf the deposit is being made.

The custodian will hold all deposited preferred shares, including those being deposited by us or on our behalf in connection with the offering to which this prospectus relates, for the account of the depositary. You thus have no direct ownership interest in the preferred shares and only have the rights as are set out in the deposit agreement. The custodian also will hold any additional securities, property and cash received on or in substitution for the deposited preferred shares. The deposited preferred shares and any such additional items are all referred to as “deposited securities.”

Upon each deposit of preferred shares, receipt of related delivery documentation and compliance with the other provisions of the deposit agreement, including the payment of the fees and expenses of the depositary and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will issue an ADR or ADRs in the name of the person entitled thereto evidencing the number of preferred ADSs to which that person is entitled. Alternatively, at your request, risk and expense, the depositary will deliver certificated ADRs at the depositary’s principal New York office or any other location that it may designate as its transfer office.

How do Preferred ADS holders Cancel an ADS and Obtain Deposited Securities?

When you turn in your ADS at the depositary’s office, upon payment of applicable fees, charges, expenses and taxes and governmental charges, a share extract evidencing your ownership of the underlying preferred shares will be delivered to you at the custodian’s office.

You have the right to cancel your preferred ADSs and withdraw the underlying preferred shares at any time except in connection with:

•	temporary delays caused by closing transfer books of the depositary or the company or the deposit of preferred shares in connection with voting at a shareholders’ meeting, or the payment of dividends;

•	the payment of fees, taxes and similar charges; or

•	compliance with any U.S. or foreign laws or governmental regulations or securities exchange upon which the receipts or preferred shares are listed relating to the preferred ADSs or the withdrawal of the underlying preferred shares.

You should note that the depositary may, in its discretion, refuse to accept for surrender a number of preferred ADSs representing a number other than a whole number of preferred shares. In the case of surrender of an ADR evidencing a number of preferred ADSs representing other than a whole number of preferred shares, the depositary shall cause ownership of the appropriate whole number of preferred shares to be delivered in accordance with the terms of the deposit agreement, and shall, at the discretion of the depositary, either (1) issue and deliver to the person surrendering such ADR a new ADR evidencing ADSs representing any remaining fractional preferred share, or (2) sell or cause to be sold the fractional preferred shares represented by the ADR surrendered and remit the proceeds of such sale (net of (a) applicable fees and charges of, and expenses incurred by, the depositary and (b) taxes withheld or other governmental charges paid or payable in conjunction with such conversion) to the person surrendering the ADR.

U.S. securities laws provide that this right of withdrawal may not be limited by any other provision of the deposit agreement.

Transmission of Notices to Shareholders

We will promptly transmit to the depositary those communications that we make generally available to our shareholders. If those communications were not originally in English, we will translate them. Upon our request, the depositary will arrange for the timely mailing of copies of such communications to all preferred ADS holders and will make a copy of such communications available for inspection at the depositary’s principal office.

Voting Rights

How do I vote?

Under certain circumstances, Russian law provides that holders of the preferred shares underlying your ADRs may obtain voting rights. See “Description of Preferred Shares.” In such cases you may instruct the depositary to vote the preferred shares underlying your ADRs. You could exercise your right to vote in such cases directly if you withdraw the preferred shares. However, you may not know about the meeting sufficiently in advance to withdraw the preferred shares.

Upon receipt of timely notice from us, the depositary will notify you of the upcoming vote and arrange to deliver our voting materials to you. The materials will describe the matters to be voted on and explain how you, if you obtain voting rights and hold the preferred ADSs on a date specified by the depositary, may instruct the depositary to vote the preferred shares or other deposited securities underlying your preferred ADSs as you direct. For your instructions to be valid, the depositary must receive them in writing on or before a date specified by the depositary. The depositary will try, as far as practical, subject to applicable law and the provisions of our charter, to vote or to have its agents vote the preferred shares or other deposited securities as you instruct. The depositary will only vote or attempt to vote as you instruct and will not vote any preferred shares where no instructions have been received.

Under the terms of the deposit agreement, neither the depositary nor the custodian will, under any circumstances exercise any discretion as to voting, and neither the depositary nor the custodian will vote, attempt to exercise the right to vote, or in any way make use of for purposes of establishing a quorum or otherwise, the preferred shares or other deposited securities represented by preferred ADSs except pursuant to and in accordance with such written instructions from holders. Preferred shares or other deposited securities represented by preferred ADSs for which no specific voting instructions are received by the depositary from the holder will not be voted. We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your preferred shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise your right to vote and if your preferred shares are not voted as you requested, you may have no recourse.

Fees and Expenses

What fees and expenses will I be responsible for paying?

Persons depositing preferred shares will be charged a fee for each issuance of preferred ADSs, including issuances resulting from distributions of preferred shares, stock dividends, stock splits, bonus and rights distributions and other property, and for each surrender of preferred ADSs in exchange for deposited securities. The fee in each case is up to $0.05 per preferred ADS, or any portion thereof, issued or surrendered. The depositary will also charge a fee of up to $0.02 per preferred ADS for distribution of cash proceeds pursuant to a cash distribution, sale of rights and other entitlements or otherwise. The depositary may also charge an annual fee of up to $0.02 per preferred ADS for the operation and maintenance costs in administering the facility and a fee of up to $0.01 per preferred ADS annually to cover the depositary’s and the custodian’s or other respective agents’ expenses in inspecting the records of the local share registrar of our preferred shares. You or persons depositing preferred shares also may be charged the following expenses:

•	stock transfer or other taxes and other governmental charges;

•	cable, telex facsimile and electronic transmission and delivery charges;

•	transfer or registration fees for the registration of transfer of deposited securities on any applicable register in connection with the deposit or withdrawal of deposited securities including those of a central depository for securities;

•	expenses of the depositary in connection with the conversion of foreign currency into U.S. dollars;

•	fees and expenses incurred by the depositary in connection with compliance with exchange control regulations and other regulatory requirements applicable to the preferred shares, deposited securities and preferred ADSs; and

•	any other fees, charges, costs or expenses that may be incurred by the depositary from time to time.

We will pay all other charges and expenses of the depositary and any agent of the depositary, except the custodian, pursuant to agreements from time to time between us and the depositary. We and the depositary may amend the fees described above from time to time.

Payment of Taxes

You will be responsible for any taxes or other governmental charges payable on your preferred ADSs or on the deposited securities underlying your preferred ADSs. The depositary may refuse to transfer your preferred ADSs or allow you to withdraw the deposited securities underlying your preferred ADSs until such payment is made, or it may deduct the amounts of taxes owed from any payments to you. It may also sell deposited securities, by public or private sale, to pay any taxes owed. You will remain liable if the proceeds of the sale are not enough to pay the taxes. If the depositary sells deposited securities, it will, if appropriate, reduce the number of preferred ADSs to reflect the sale and pay to you any proceeds, or send to you any property remaining after it has paid the taxes.

Reclassifications, Recapitalizations and Mergers

If we take actions that affect the deposited securities, including (1) any change in par value, split-up, consolidation or other reclassification of deposited securities; (2) any distribution on the preferred shares that is not distributed to you; and (3) any recapitalization, reorganization, merger, consolidation, liquidation or sale of all or substantially all of our assets, then the cash, preferred shares or other securities received by the depositary will become deposited securities, and the depositary may choose to:

•	distribute additional ADRs;

•	distribute cash, securities or other property it has received in connection with such actions;

•	sell any securities or property received and distribute the proceeds as cash; or

•	treat the cash, securities or other property it receives as part of the deposited securities, and each preferred ADS will then represent a proportionate interest in that property.

Amendment and Termination

How may the agreement be amended?

We may agree with the depositary to amend the deposit agreement and the preferred ADSs without your consent for any reason deemed necessary or desirable. You will be given at least 30 days’ notice of any amendment that imposes or increases any fees or charges, except for taxes, governmental charges, delivery expenses or expenses incurred in connection with foreign exchange control regulations and other charges specifically payable by preferred ADS holders under the deposit agreement, or which otherwise materially prejudices any substantial existing right of holders or beneficial owners of preferred ADSs. If an preferred ADS holder continues to hold preferred ADSs after being so notified of these changes, that preferred ADS holder is deemed to agree to that amendment and be bound by the ADRs and the agreement as amended. An amendment can become effective before notice is given if necessary to ensure compliance with a new law, rule or regulation.

How May the Agreement be Terminated?

We may instruct the depositary to terminate the deposit agreement at any time, provided that the depositary must mail notice to all preferred ADS holders of such termination at least 90 days prior to the date fixed for such termination. Additionally, if (i) the depositary delivers written notice to us of its election to resign as depositary or (ii) we deliver written notice to the depositary of its removal as depositary and, in either case, a successor depositary is not in place within 90 days after the delivery of such notice, then the depositary may terminate the deposit agreement by mailing notice of such termination to all preferred ADS holders at least 30 days prior to the date fixed for such termination. After termination, the depositary’s only responsibility will be to deliver deposited securities to preferred ADS holders who surrender their preferred ADSs following payment of any fees and charges of, and expenses incurred by the depositary, and taxes and governmental charges and to hold or sell distributions received on deposited securities. Six months after the termination date, the depositary may sell the deposited securities which remain and hold the net proceeds of such sales, without liability for interest after deduction of such fees, charges and expenses, taxes and governmental charges in accordance with the deposit agreement and terms and conditions thereof, for the preferred ADS holders who have not yet surrendered their preferred ADSs. After selling the deposited securities, the depositary has no obligations except to account for those proceeds and other cash.

Limitations on Obligations and Liability to Preferred ADS holders

Limits on the obligations of the company and the obligations of the depositary; limits on liability to preferred ADS holders

The deposit agreement expressly limits our and the depositary’s obligations and liability.

We and the depositary:

•	are only obligated to take the actions specifically set forth in the deposit agreement without negligence or bad faith;

•	are not liable if either of us is prevented, forbidden or delayed in performing any obligation by law (present or future) or circumstances beyond our control from performing our obligations under the agreement, including, without limitation, requirements of law, regulation, governmental authority or stock exchange or possible civil or criminal penalties or our charter, the terms of the deposited securities, and acts of God;

•	are not liable if either of us exercises or fails to exercise the discretion permitted under the deposit agreement or any action or inaction in reliance upon advice of or information from legal counsel, accountants, depositors, holders or beneficial owners;

•	are not liable if you are unable to benefit from any distributions, offerings, rights or other benefits otherwise available pursuant to the deposit agreement;

•	have no obligation to become involved in a lawsuit or other proceeding related to any deposited securities or the preferred ADSs or the deposit agreement on your behalf or on behalf of any other party;

•	may rely upon any documents we believe in good faith to be genuine and to have been signed or presented by the proper party; and

•	will not incur any liability for any special consequential, indirect or punitive damages for any breach of the terms of the deposit agreement.

Indemnification

We have agreed to indemnify the depositary, the custodian and any of their respective directors, officers, employees, agents and affiliates against, and hold each of them harmless from, any losses, liabilities, taxes, costs, claims, judgments, proceedings, actions, demands and any charges or expenses of any kind whatsoever (including, but not limited to, reasonable attorney’s fees and expenses and, in each case, irrevocable value added tax and any similar tax charged or otherwise imposed in respect thereof) which the depositary or any agent thereof may incur or which may be made against it as a result of or in connection with its appointment or the exercise of its powers and duties under the deposit agreement or that may arise, among other things, (a) out of or in connection with any offer, issuance, sale, resale, transfer, deposit or withdrawal of ADRs, preferred ADSs, the preferred shares, or other deposited securities, as the case may be, (b) out of or in connection with any offering documents in respect thereof or (c) out of or in connection with acts performed or omitted, including, but not limited to, any delivery by the depositary on our behalf of information regarding our company in connection with the deposit agreement, the ADRs, preferred ADSs, the preferred shares, or any deposited securities (1) by the depositary, the custodian or any of their respective directors, officers, employees, agents and affiliates, except to the extent any such losses directly arise out of the negligence or bad faith of any of them, or (2) by our company or any of our directors, officers, employees, agents and affiliates.

The depositary has agreed to indemnify us, and our directors, employees, agents and affiliates against, and hold them harmless from, any liability or expense (including, but not limited to, the reasonable fees and expenses of counsel) which may arise out of acts performed (or omitted) negligently or in bad faith by the depositary under the terms of the deposit agreement.

Notwithstanding the above, in no event will we or the depositary or any of our or the depositary’s directors, officers, employees, agents and/or affiliates be liable for any indirect, special, punitive or consequential damages to the depositary, the company, you or any other person, as the case may be.

Requirements for Depositary Actions

Before the depositary will issue or register transfer of an ADR, make a distribution on a preferred ADS or permit withdrawal of preferred shares, the depositary may require:

•	payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any preferred shares or other deposited securities;

•	production of satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and

•	compliance with regulations it may establish, from time to time, consistent with the deposit agreement, including presentation of transfer documents.

The depositary also may suspend the issuance of preferred ADSs, the deposit of preferred shares, the registration, transfer, split-up or combination of ADRs or the withdrawal of deposited securities, unless the deposit agreement provides otherwise, if the register for ADRs is closed or if we or the depositary decide any such action is necessary or advisable.

Pursuant to the terms of the deposit agreement, the depositary will not knowingly accept for deposit under the deposit agreement (a) any preferred shares required to be registered under the provisions of the United States Securities Act of 1933, unless a registration statement is in effect as to such preferred shares and/or (b) any preferred shares which, if accepted for deposit under the deposit agreement, will make the total number of preferred shares accepted for deposit under the deposit agreement exceed the maximum number of preferred shares allowed for circulation outside the Russian Federation under the notices of the Russian Federal Service on the Financial Markets (the “FSFM”) No. 08-BH-03/13588 dated 27 June 2008, No. 08-EK-03/23924 dated 1 November 2008 or other notices or permits of the FSFM regarding maximum number of preferred shares allowed for circulation outside the Russian Federation which from time to time may be granted to us by the FSFM and/or (c) any preferred shares which, if accepted for deposit under the deposit agreement, shall make the total number of preferred shares accepted for deposit under the deposit agreement exceed such number as may be communicated to the depositary by us from time to time in writing.

The depositary will be entitled to close its books to the issuance of preferred ADSs against new deposits of preferred shares if: (i) in the absence of any necessary approval from the Federal Antimonopoly Service (“FAS”) or such other state authority as will at the relevant time carry out functions in relation to the regulation of competition and anti-monopoly policy in Russia or an exemption, exemptive interpretation or waiver from FAS of a requirement to obtain such an approval, at any time the depositary believes that the preferred shares deposited with it against issuance of preferred ADSs together with any other securities which will have been deposited with the depositary against issuance of depositary receipts, represent (or, upon accepting any additional preferred shares for deposit, would represent) in the aggregate twenty-four and ninety-nine hundredths of one percent (24.99%) or more of our voting shares, or any such other percentage as will at the relevant time require an approval from FAS; or (ii) at any time the depositary believes that the preferred shares deposited with it against issuance of preferred ADSs together with any other securities of our company which will have been deposited with the depositary against issuance of depositary receipts, represent (or, upon accepting any additional preferred shares for deposit, would represent) in the aggregate twenty-nine and ninety-nine hundredths of one percent (29.99%) of our voting shares or any such other percentage as will at the relevant time require a shareholder of a Russian open joint stock company to make a mandatory tender offer.

If at any time the depositary believes that the preferred shares deposited with it against issuance of preferred ADSs, together with any other securities of our company which will have been deposited with the depositary against issuance of depositary receipts, represent (or, upon accepting any additional preferred shares for deposit, would represent) such percentage as exceeds any threshold or limit established by any applicable law, directive, regulation or permit, or satisfies any condition for making any filing, application, notification or registration or obtaining any approval, license or permit or taking any other action required by any applicable law, directive or regulation, including without limitation any of the conditions described in the deposit agreement, the depositary may (1) upon written notice to us, close its books to deposits of additional preferred shares in order to prevent such thresholds or limits being exceeded or conditions being satisfied, or (2) take such steps as are, in its opinion, and upon consultation with us, necessary or desirable to remedy the consequences of such thresholds or limits being exceeded or conditions being satisfied and to comply with any such law, directive or regulation, including without limitation causing pro rata cancellation of preferred ADSs and withdrawal of preferred shares or other deposited securities to the extent necessary or desirable to so comply.

In considering whether any applicable shareholding threshold has been reached or exceeded or condition has been satisfied for purposes of the foregoing, the depositary may, in addition to preferred shares deposited with it against the issuance of preferred ADSs and other securities deposited with it against issuance of depositary receipts, take into consideration preferred shares or our other securities (if any) held by itself and its affiliates for its or their proprietary account(s) or as to which it or they exercise voting or investment power.

The depositary will be entitled to provide to the FSFM or other relevant Russian state authorities of competent jurisdiction, as may be necessary or appropriate to satisfy the requirements of Russian law, directly or through us, all such information or documents (in the form of copies or originals) of any kind or nature whatsoever concerning you, it being understood that the depositary accepts no responsibility for or liability arising out of or in connection with any inaccuracies or misstatements in or misleading omissions from any information or documents furnished to it directly or indirectly by or on behalf of you, or in connection with any failure by us to timely provide to the relevant Russian state authorities any such information as the depositary submits indirectly through us.

Deutsche Bank Trust Company Americas will keep books for the registration and transfer of ADRs at its offices. You may reasonably inspect such books, except if you have a purpose other than our business or a matter related to the deposit agreement or the ADRs.

Pre-Release of Preferred ADSs

In limited circumstances, subject to the provisions of the deposit agreement, the depositary may issue preferred ADSs before deposit of the underlying preferred shares. This is called a pre-release of the preferred ADS. The depositary may also deliver preferred shares upon cancellation of pre-released preferred ADSs, even if the preferred ADSs are cancelled before the pre-release transaction has been closed out. A pre-release is closed out as soon as the underlying preferred shares are delivered to the depositary. The depositary may receive preferred ADSs instead of preferred shares to close out a pre-release. Except as noted below, the depositary may pre-release preferred ADSs only under the following conditions:

•	before or at the time of the pre-release, the person to whom the pre-release is being made must represent to the depositary in writing that it or its customer owns the preferred shares or preferred ADSs to be delivered in a pre-release transaction;

•	the pre-release must be fully collateralized with cash or other collateral that the depositary considers appropriate; and

•	the depositary must be able to close out the pre-release on not more than five business days’ notice.

In addition, the depositary will limit the number of preferred ADSs that may be outstanding at any time as a result of pre-release, although the depositary may disregard the limit from time to time, if it thinks it is appropriate to do so.

Disclosure of Interests and Filings

By purchasing the preferred ADSs, you agree to comply with our charter and the laws of Russia, the United States and any other relevant jurisdiction regarding any disclosure requirements regarding ownership of preferred shares, all as if the preferred ADSs were, for this purpose, the preferred shares they represent. Failure by you to provide in a timely fashion the information requested by us may, in our sole discretion, result in the withholding of certain rights in respect of your preferred ADSs (including voting rights and certain rights as to dividends in respect of the preferred shares represented by preferred ADSs).

Applicable laws, regulations and stock exchange rules, including those of the FSFM, the Central Bank of Russia, FAS, other state authorities in the Russian Federation and the Russian stock exchanges, may require you to satisfy reporting requirements and obtain regulatory approvals in certain circumstances. Holders and beneficial owners of preferred ADSs are solely responsible for complying with such reporting requirements and obtaining such approvals. Each holder and each beneficial owner hereby agrees to file such reports and obtain such approvals to the extent and in the form required by applicable laws and regulations as in effect from time to time. Neither we, or the depositary, the custodian, or any of their respective agents or affiliates will be required to take any actions whatsoever on behalf of holders or beneficial owners to satisfy such reporting requirements or obtain such regulatory approvals under applicable laws and regulations.

By holding preferred ADSs or interests therein, you agree to notify us in writing at such time as you own or otherwise control such number of preferred ADSs together with any other securities that, taken together, equal or exceed five percent (5%) (or subsequently increase or decrease your holding by five percent (5%) increments) of our preferred shares. We reserve the right to instruct you to deliver your preferred ADSs for cancellation and withdrawal of the deposited preferred shares so as to permit us to deal directly with you as a holder of preferred shares and you agree to comply with such instructions. At all times we agree to post on our website (www.mechel.com) the number of outstanding preferred shares so as to enable you to determine if you have met or exceeded the thresholds set forth above.

The depositary will be entitled to provide to the FSFM or other relevant Russian state authorities of competent jurisdiction, as may be necessary or appropriate to satisfy the requirements of Russian law, directly or through us, all such information or documents (in the form of copies or originals) of any kind or nature whatsoever concerning holders and beneficial owners, and the depositary accepts no responsibility for or liability arising out of or in connection with any inaccuracies or misstatements in or misleading omissions from any information or documents furnished to it directly or indirectly by or on behalf of the holders and beneficial owners.

You agree and acknowledge that we may restrict transfers of the preferred shares where such transfer might result in ownership of preferred shares exceeding the limits applicable to the preferred shares under applicable law or our charter.

The Depositary

Who is the depositary?

The depositary is Deutsche Bank Trust Company Americas. The depositary is a state chartered New York banking corporation and a member of the United States Federal Reserve System, subject to regulation and supervision principally by the United States Federal Reserve Board and the New York State Banking Department. The depositary was incorporated on 5 March 1903 in the State of New York. The registered office of the depositary is located at 60 Wall Street, New York, NY 10005 and the registered number is BR1026. The principal executive office of the depositary is located at 60 Wall Street, New York, New York 10005. The depositary operates under the laws and jurisdiction of the State of New York.

Russian Local Registrar

Who is the registrar in the local jurisdiction?

We expect that the preferred shares will be registered on the share register maintained by the local share registrar in the name of Deutsche Bank Trust Company Americas, as depositary, the custodian of the depositary or their nominees. Pursuant to the deposit agreement, we have designated and appointed NIKoil Registrar OAO in Russia, as the local share registrar in respect of the preferred shares for so long as any preferred ADSs remain outstanding or the deposit agreement remains in force.

What will we require the Russian share registrar to do for preferred ADS holders?

We will, at any time and from time to time:

•	take any and all actions necessary to assure the accuracy and completeness of all information set forth in the share register maintained by the Russian share registrar in respect of the preferred shares or deposited securities;

•	provide, or use our best efforts to cause the Russian share registrar to provide, the depositary, the custodian or their agents unrestricted access to the share register, as the depositary may, in its reasonable discretion, deem appropriate, to permit the depositary, the custodian or their agents to confirm regularly, but not less than monthly, the number of deposited securities registered in the name of the depositary, the custodian or their nominees, as applicable, pursuant to the terms of the deposit agreement;

•	use our reasonable efforts to cause the Russian share registrar to provide the depositary, the custodian or their agents, upon request, with copies of extracts from the share register duly certified by the Russian share registrar in a manner that the depositary, in its reasonable discretion, deems sufficient;

•	use our reasonable efforts to cause the Russian share registrar to effect the re-registration of ownership of deposited securities in the share register in connection with any deposit or withdrawal of preferred shares or deposited securities under the agreement promptly and, in any event, within three business days in Russia from the time it is requested to do so by the depositary or the custodian or any of their agents;

•	permit, and use our reasonable efforts to cause the Russian share registrar to permit, the depositary or the custodian to register any preferred shares or other deposited securities held hereunder in the name of the depositary, the custodian or their nominees, which may, but need not be, a non-resident of Russia; and

•	use our reasonable efforts to cause the Russian share registrar promptly to notify the depositary in writing at any time that the Russian share registrar:

•	eliminates the name of a shareholder of ours from the share register or otherwise alters a shareholder’s interest in our preferred shares where that shareholder alleges to us, the Russian share registrar or publicly that such elimination or alteration is unlawful;

•	no longer will be able materially to comply with, or has engaged in conduct that indicates it will not materially comply with, the provisions of the deposit agreement relating to it;

•	refuses to re-register our preferred shares in the name of a particular purchaser and that purchaser or its respective seller alleges that such refusal is unlawful;

•	holds our preferred shares for its own account; or

•	has materially breached the provisions of the deposit agreement relating to it and has failed to cure such breach within a reasonable time.

We will be solely liable for any act or failure to act on the part of the Russian share registrar (other than any act or failure to act arising in connection with any act or failure to act of the depositary or the custodian to act) and for the unavailability of deposited securities or for the failure of the depositary to make any distribution of cash or other distributions with respect thereto as a result of:

•	any act or failure to act by us or our agents, including the Russian share registrar (other than any act or failure to act arising in connection with any act or failure to act of the depositary or the custodian to act);

•	any provision of our charter or any other instrument of ours governing the deposited securities; and

•	any provision of any securities issued or distributed by us, or any offering or distribution of those securities.

What Happens If There Is a Problem With the Russian Share Registrar’s Records?

Pursuant to the deposit agreement, the depositary or the custodian will confirm regularly, and not less than monthly, the number of deposited securities registered in the name of the depositary, the custodian or their nominees, as applicable. We and the depositary have agreed in the deposit agreement that the records of the depositary and the custodian will be controlling for all purposes with respect to the number of preferred shares or other deposited securities which should be registered in the name of the depositary, the custodian or their nominees, as applicable, pursuant to the terms of the deposit agreement.

The depositary has agreed in the deposit agreement that it will instruct the custodian to maintain custody of all copies of share extracts or other evidence of verification provided to the depositary, the custodian or their agents pursuant to the deposit agreement. In the event of any material discrepancy between the records of the depositary or the custodian and the share register, then, if an officer of the depositary has actual knowledge of such discrepancy, the depositary will promptly notify us. In the event of any discrepancy between the records of the depositary or the custodian and the share register, we have agreed that, whether or not we have received any notification from the depositary, we will:

•	use our reasonable efforts to cause the Russian share registrar to reconcile its records to the records of the depositary or the custodian and to make such corrections or revisions in the share register as may be necessary in connection therewith; and

•	to the extent we are unable to so reconcile those records, and the number of preferred shares reflected in the records of the Russian share registrar differs by more than one-half of one percent from the number of preferred shares reflected in the records of the depositary or the custodian, promptly instruct the depositary to notify the preferred ADS holders of the existence of the discrepancy.

Upon receipt of instruction from us, the depositary will notify the preferred ADS holders promptly pursuant to the deposit agreement. The depositary may, however, at any time notify the preferred ADS holders, whether or not it has received instructions from us. The depositary will cease issuing preferred ADSs pursuant to the deposit agreement until the records have been appropriately reconciled in the opinion of the depositary.

Governing Law

The deposit agreement, the preferred ADSs and the ADRs are governed by the laws of the State of New York. However, the rights of holders of the preferred shares and other deposited securities and our obligations and duties in respect of such holders will be governed by the laws of Russia (or such other jurisdiction’s laws as may govern the deposited securities).

Arbitration

Courts in the Russian Federation will not recognize or enforce judgments of the federal courts of the United States or the courts of the State of New York.

Any dispute, controversy or cause of action brought against us under the deposit agreement will be settled by arbitration under the Commercial Arbitration Rule of the American Arbitration Association. If the dispute, controversy or cause of action arises under the federal securities laws of the United States, it may be, but does not have to be, submitted to arbitration at the election of the party bringing the claim.

If the dispute, controversy or cause of action arising out of the deposit agreement is not subject to arbitration, it will be litigated in the federal or state courts in the Borough of Manhattan. We have appointed CT Corporation System as an agent for service of process in New York.

TAXATION IN THE RUSSIAN FEDERATION

The following is a summary of certain Russian tax considerations relevant to payments to Russian resident and non-resident holders of the preferred shares and the preferred ADSs and to the purchase, ownership and disposition of the preferred shares and the preferred ADSs by Russian resident and non-resident holders. This summary is based on the laws of Russia in effect as of the date of this prospectus. The discussion with respect to Russian legislation is based on our understanding of current Russian law and tax rules, which are subject to frequent change and varying interpretations.

This summary does not seek to address the applicability of, and procedures in relation to, taxes levied by the regions, municipalities or other non-federal level authorities of the Russian Federation. Nor does the summary seek to address the availability of double tax treaty relief, and it should be noted that there might be practical difficulties involved in claiming relief under an applicable double tax treaty. You should consult your own professional advisors regarding the tax consequences of investing in the preferred shares and preferred ADSs. No representations with respect to the Russian tax consequences to any particular holder are made hereby.

The Russian tax rules applicable to preferred ADSs are characterized by uncertainties and by an absence of special provisions with respect to transactions with preferred ADSs. Both the substantive provisions of Russian tax law and the interpretation and application of those provisions by the Russian authorities may be subject to more rapid and unpredictable change than in a jurisdiction with more developed capital markets and more developed taxation systems. In particular, the interpretation and application of such provisions will in practice rest substantially with local tax inspectors.

For the purposes of this summary, a “Russian resident holder” means (1) an individual holder of the preferred shares and preferred ADSs, actually present in the Russian Federation for 183 days or more in 12 consecutive months or (2) an organization, in each case organized under Russian law, or (3) an organization, in each case organized under a foreign law, that holds and disposes of the preferred shares and preferred ADSs through its permanent establishment in Russia. Individual presence in Russia is not considered interrupted if an individual departs for short periods (less than six months) for the purpose of medical treatment or education.

For the purposes of this summary, a “non-resident holder” is a holder of the preferred shares or preferred ADSs which is not qualified to be a Russian resident holder defined in the previous paragraph.

Taxation of Acquisition of the Preferred Shares and Preferred ADSs

No Russian tax implications should arise for holders of the preferred shares and preferred ADSs upon purchase of the preferred shares and preferred ADSs. However, under the certain conditions the taxable material gain may arise for individuals if the preferred shares and preferred ADSs are purchased at the price below the deemed market value.

Taxation of Dividends

A Russian company that pays dividends is generally obliged to act as a tax agent to withhold tax on the dividends and remit the amount of tax due to the Russian Federation state budget. However, the applicable withholding tax rate will depend on the status of the dividend’s recipient.

Russian resident holders

Preferred shares

Dividends paid to a Russian resident holder of the preferred shares that is a Russian organization or an individual will be generally subject to Russian withholding tax at the rate of 9%. Dividends received by Russian organizations are subject to withholding tax at the rate of 0% providing the following conditions have been met: (1) either the recipient organization constantly owns for 365 calendar days or more at least 50% of participation shares in the share capital of the paying organization or share depositary receipts qualifying for dividends equal to at least 50% of the total amount of dividends paid by the organization, and (2) the acquisition cost of participation or depositary receipts is not less than 500 million rubles. However it is difficult to predict how the Russian tax authorities may interpret the conditions above listed. Therefore, there can be no assurance that the 0% withholding tax rate will apply.

The effective rate of this tax may be lower than 9% owing to the fact that generally we should calculate this tax by multiplying the basic tax rate (9%) by the difference between (1) the dividends to be distributed by us to our shareholders (other than to non-resident companies and non-resident individuals) and (2) dividends collected by us in the current and preceding tax periods from other Russian persons (except for dividends which are taxable at the rate of 0% under the current Russian tax law).

According to clarifications issued by the Russian tax authorities, it may be possible to claim that the reduced withholding tax rate should apply to dividends paid to a Russian permanent establishment of a foreign organization, based on non-discrimination provisions of a double tax treaty between Russia and the country of tax residency of the respective foreign organization. However, as the Russian Tax Code does not specifically provide for the application of the reduced tax rate in such situations and application of treaty-based non-discrimination cases is still rare in Russian tax practice, no assurance can be given that the claims for application of the reduced tax rate would not be challenged by the Russian tax authorities, hence it is likely that 15% withholding tax rate would be applied by us.

Preferred ADSs

There are uncertainties in relation to withholding tax on dividends payable to Russian resident holders of preferred ADSs primarily because the taxation of dividends payable under preferred ADSs is not specifically addressed in Russian tax law. In the absence of any official interpretative guidance and as the depositary (and not the holders of the preferred ADSs) is the legal holder of preferred shares under Russian law, we will likely withhold tax at a domestic rate of 15% applicable to dividends payable to non-resident holders (as described below). Upon receiving dividends Russian holders which are organizations may be required to pay additional Russian profits tax at the rate of 9% (the rate applied to dividends received from non-residents) or 20% (if the income received will not be recognized as dividends) while Russian holders who are individuals — personal income tax at the rate of 9% or 13% (the higher rate applies if the income received will not be recognized as dividends for Russian tax purposes). There is also no established procedure providing for the refund of tax withheld from dividends payable through the depositary to Russian resident holders of preferred ADSs. Accordingly, Russian residents are urged to consult their own tax advisors regarding the tax treatment of the purchase, ownership and disposition of the preferred ADSs.

Non-resident holders

Preferred shares

Dividends paid to a non-resident holder of preferred shares will generally be subject to Russian withholding tax, which we will withhold. Under Russian domestic law dividends paid to a non-resident holder, which is an organization or individual will be subject to Russian withholding tax at a rate of 15%. Withholding tax on dividends may be generally reduced under the terms of a double tax treaty between the Russian Federation and the country of tax treaty residence of a non-resident holder of the preferred shares.

Preferred ADSs

Comments provided in the previous section (see “— Taxation of Dividends — Non Resident Holders — Preferred Shares”) are also applicable to preferred ADSs. Notwithstanding the foregoing, treaty relief for dividends received may not be available to non-resident holders of preferred ADSs. The Ministry of Finance of the Russian Federation repeatedly expressed an opinion in their private responses that depositary receipt holders (rather than the depositary) should be treated as the beneficial owners of dividends for the purposes of the double tax treaty provisions applicable to taxation of dividend income from the underlying shares, provided that tax residencies of the depositary receipt holders are duly confirmed. However, in the absence of any specific provisions in Russian tax legislation with respect to taxation of dividends attributable to preferred ADS holders it is unclear how the Russian tax authorities and courts would ultimately treat the preferred ADS holders in this regard. Moreover, from a practical perspective, it may not be possible for the depositary to collect residence confirmations from all preferred ADS holders and submit such information to us and, in addition, we may be unaware of the exact amount of income payable to each particular holder.

Although non-resident holders of preferred ADSs may apply for a refund of a portion of the tax withheld under an applicable tax treaty, the procedure to do so may be time-consuming and no assurance can be given that the Russian tax authorities will grant refund. See “— Tax Treaty Procedures” below.

The following should be noted with respect to individuals who are non-resident holders of preferred ADSs. We will not be able to act as a tax agent for these individuals and will not be able to withhold personal income tax with respect to such dividend payments. We may also be obligated to withhold income tax at the rate of 15% from dividend payments made to the depositary. In practice, it may be impossible to apply a beneficial withholding tax rate in advance with respect to payments made in favor of individuals, as documentation is to be first provided to the tax authorities to obtain their approval for the double tax treaty relief. Individuals who are non-resident holders of preferred ADSs will then be obliged to submit a personal tax return to the Russian tax authorities. When submitting the tax return, individuals may claim an application of the reduced rates of withholding tax established by the respective international double tax treaties, provided that the procedures described in “— Tax Treaty Procedures” are complied with. Obtaining the respective approvals from the tax authorities may be time-consuming and burdensome. In practice, the tax authorities may not take into account the 15% tax withheld from payment of dividends to the depositary, as the tax authorities are unlikely to treat the 15% withholding tax as a tax liability of individual holders. Therefore, it is possible that non-resident holders may be subject to up to a 45% effective tax on dividends accrued on shares held on deposit, i.e. 15% income tax withheld by us plus 30% Russian personal income tax payable on the self-assessed basis.

Dividends taxation rate may be reduced to 5% or to 10% under the United States-Russia income tax treaty for U.S. Non-Resident holders; a 10% rate applies to dividends paid to U.S. holders owning less than 10% of the entity’s outstanding shares and 5% for U.S. holders, which is a legal entity, owning 10% or more of the entity’s outstanding shares. Under current regulations, authorization from the Russian tax authorities is not required to allow us to withhold at reduced rates under applicable double tax treaties provided that all other requirements are met. See “— Tax Treaty Procedures”.

If U.S. Non-Resident holder does not provide to us appropriate evidence of a U.S. residency before the dividend payment date, we are required to withhold tax at the full rate. In this case, U.S. holders qualifying for a reduced rate under the United States-Russia income tax treaty may claim refund from Russian tax authorities within three years. There is significant uncertainty regarding the availability and timing of such refunds.

Taxation of Capital Gains

The following sections summarize the taxation of capital gains in respect of the disposition of the preferred shares and preferred ADSs.

Russian resident holders

As the Russian legislation related to taxation of capital gains derived by Russian resident holders (including organizations and individuals) in connection with preferred ADSs is not entirely clear, we urge Russian residents to consult their own tax advisors regarding the tax treatment of the purchase, ownership and disposition of preferred ADSs.

Organizations

Capital gains arising from the sale of the preferred shares and preferred ADSs by a Russian resident holder that is an organization will be taxable at the regular Russian corporate income tax rate of 20%. Russian tax legislation contains a requirement that a profit arising from activities connected with securities quoted on a stock exchange must be calculated and accounted for separately from a profit from activities connected with securities that are not quoted on a stock exchange and from other profits. Therefore, Russian resident holders may be able to apply losses arising in respect of the listed preferred shares and the preferred ADSs to offset capital gains, or as a carry-forward amount to offset future capital gains, from the sale, exchange or other disposition of securities quoted on a stock exchange and, in respect of the non-listed preferred ADSs, from the sale, exchange or other disposition of securities not quoted on a stock exchange. Special tax rules apply to Russian organizations that hold a broker and/ or dealer license.

The Russian Tax Code also establishes special rules for calculation of the tax base for the purposes of transactions with securities.

Individuals

Capital gains arising from the sale, exchange or other disposition of the preferred shares and preferred ADSs by individuals who are Russian resident holders must be declared on the holder’s tax return and are subject to personal income tax at a rate of 13%.

The income in respect of sale of the preferred shares or the preferred ADSs by an individual is calculated as sale proceeds less documented expenses related to purchase of these securities (including cost of securities and expenses associated with purchase, safe-keeping and sale of these securities).

Under Russian law, the acquisition value can be deducted at the source of payment if the sale was made by a holder through a professional trustee, dealer or broker that is a Russian organization or a foreign company with a permanent establishment in Russia. This professional trustee, dealer or broker should also act as a tax agent and withhold the applicable tax. Such a tax agent will be required to report to the Russian tax authorities the amount of income realized by the individual and tax withheld upon the sale of the preferred shares and preferred ADSs not later than on April 1 of the year following the reporting year.

Non-resident holders

Organizations

Capital gains arising from the sale, exchange or other disposition of the preferred shares and preferred ADSs by organizations that are non-resident holders should not be subject to tax in Russia if immovable property located in Russia constitutes 50% or less of our assets. If more than 50% of our assets were to consist of immovable property located in Russia, organizations that are non-resident holders of the preferred shares and preferred ADSs should be subject (except as described below) to a 20% withholding tax on the gross proceeds from sale, exchange or other disposition of the preferred shares and preferred ADSs or 20% withholding tax on the difference between the sales, exchange or other disposition price and the acquisition costs of the preferred shares and preferred ADSs.

However, it should be noted that the determination of whether more than 50% of our assets consist of immovable property located in Russia is inherently factual and is made on an on-going basis, and the relevant Russian legislation and regulations in this respect are not entirely clear. Hence, there can be no assurance that immovable property owned by us and located in Russia will not constitute more than 50% of the Company’s assets as at the date of the sale of preferred shares and preferred ADSs by non-residents. Certain international double tax treaties may provide for protection from the Russian taxation in the case in question.

Where the preferred shares and preferred ADSs are sold by organizations to persons other than a Russian company or a foreign company with a registered permanent establishment in Russia, even if the resulting capital gain is considered taxable in Russia, there is currently no mechanism under which the purchaser will be able to withhold the tax and remit it to the Russian budget.

Individuals

The taxation of the income of non-resident individuals depends on whether this income is received from Russian or non-Russian sources. Russian tax law considers the place of sale as an indicator of source. Accordingly, the sale of the preferred shares and preferred ADSs outside of Russia by individuals who are non-resident holders should not be considered Russian source income and, therefore, should not be taxable in Russia. However the Russian tax law gives no clear indication as to how the place of sale of the preferred shares and preferred ADSs should be defined in this respect. Therefore, the Russian tax authorities may have a certain amount of flexibility in concluding whether a transaction is in Russia or out of Russia.

The sale, exchange or other disposal of the preferred shares and the preferred ADSs by non-resident holders in Russia will be considered Russian source income and will be subject to tax at the rate of 30% on the difference between the sales price and the acquisition value of such preferred shares and preferred ADSs as well as other documented expenses, such as depositary expenses and broker fees, among others. Under Russian law, the acquisition value can only be deducted at the source of payment if the sale was made by a non-resident holder through a professional trust manager, dealer or broker that is a Russian organization or a foreign company with a permanent establishment in Russia. Such professional trust manager, dealer or broker should also act as a tax agent and withhold the applicable tax. Such a tax agent will be required to report to the Russian tax authorities the amount of income realized by the non-resident individual and tax withheld upon the sale of the preferred shares and preferred ADSs not later than on April 1 of the year following the reporting year.

Otherwise, if the sale is made to other organizations and individuals, generally no withholding needs to be made and the non-resident holder will have an obligation to file a tax return, report his income realized and apply for a deduction of acquisition expenses (which includes filing of support documentation).

Although Russian tax law imposes this responsibility only on professional trust manager, brokers or dealers, in practice, the tax authorities may require Russian organizations or foreign companies with a permanent establishment in Russia that are not professional trust manager, dealers or brokers to act as tax agents and withhold the applicable tax when purchasing securities from non-resident individuals.

Regardless of the residence of the purchaser, a U.S. holder which is a legal entity should not be subject to any Russian income or withholding taxes in connection with the sale, exchange or other disposition of preferred ADSs if immovable property constitutes 50% or less of our assets or if preferred ADSs are sold via foreign exchanges where they are legally circulated.

In some circumstances, a non-resident holder may be exempt from Russian personal income tax on the sale, exchange or other disposition of the preferred shares and preferred ADSs under the terms of a double tax treaty between the Russian Federation and the country of residence of the non-resident holder. Under the United States-Russia income tax treaty, capital gains from the sale of the preferred shares and/or preferred ADSs by U.S. holders should be relieved from taxation in Russia, unless 50% or more of our assets (as the term “fixed assets” is used in the Russian version of the United States-Russia Tax Treaty) were to consist of immovable property located in Russia. If this 50% threshold is not met, individuals who are U.S. holders may seek to obtain the benefit of the United States-Russia Tax Treaty in relation to capital gains resulting from the sale, exchange or other disposition of the preferred shares and/or preferred ADSs. Regardless of the residence of the purchaser, a U.S. holder which is a legal entity should not be subject to any Russian income or withholding taxes in connection with the sale, exchange or other disposition of preferred ADSs if immovable property constitutes 50% or less of our assets or if preferred ADSs are sold via foreign exchanges where they are legally circulated.

In order to apply the provisions of relevant double tax treaties, the individual holders should receive clearance from the Russian tax authorities as described below. See “— Tax Treaty Procedures” below.

Tax Treaty Procedures

The Russian Tax Code does not contain a requirement that a non-resident holder that is an organization must obtain tax treaty clearance from the Russian tax authorities prior to receiving any income in order to qualify for benefits under an applicable tax treaty. However, a non-resident organization seeking to obtain relief from Russian withholding tax under a tax treaty must provide to a tax agent (i.e. the entity paying income to a non-resident) a confirmation of its tax treaty residence that complies with the applicable requirements in advance of receiving the relevant income.

In accordance with the Russian Tax Code, a non-resident holder who is an individual must present to the tax authorities a document confirming his residency in the home country and also other supporting documentation including a statement confirming the income received and the tax paid offshore, confirmed by the foreign tax authorities. Technically, such a requirement means that an individual cannot rely on the tax treaty until he or she pays the tax in the jurisdiction of his or her residence. Therefore advance relief from withholding taxes for individuals will generally be impossible as it is very unlikely that the supporting documentation for the treaty relief can be provided to the tax authorities and approval from the latter obtained before the year end a non-resident holder which is an individual may apply for treaty-based benefits within one year following the end of the tax period in which the relevant income was received.

If a non-resident holder that is an organization does not obtain double tax treaty relief at the time that income or gains are realized and tax is withheld by a Russian tax agent, the non-resident holder may apply for a refund within three years from the end of the tax period (a calendar year) in which the tax was withheld. To process a claim for a refund, the Russian tax authorities require (i) a confirmation of the tax treaty residence of the non-resident at the time the income was paid, (ii) an application for the refund of the tax withheld in a format provided by the Russian tax authorities and (iii) copies of the relevant contracts under which the foreign entity received income as well as payment documents confirming the payment of the tax withheld to the Russian budget (Form 1012DT for dividends and interest and Form 1011DT for other income are designed by the Russian tax authorities to combine requirements (i) and (ii) specified above and recommended for application). The Russian tax authorities may require a Russian translation of the above documents if they are prepared in foreign language. The refund of the tax withheld should be granted within one month of the filing of the above set of documents with the Russian tax authorities. However, procedures for processing such claims have not been clearly established and there is significant uncertainty regarding the availability and timing of such refunds.

The procedures referred to above may be more complicated with respect to preferred ADSs, because Russian tax law does not specifically address taxation and tax treaty procedures for dividends payable under preferred ADSs. Thus, no assurance can be given that we will be able to apply the respective double tax treaties when paying dividends to non-resident holders.

A resident of the United States who is fully eligible for benefits under the United States-Russia income tax treaty is referred to in this “Taxation in the Russian Federation” section as a “U.S. holder”. Subject to certain provisions of the United States-Russia income tax treaty relating to limitations on benefits, a person generally will be a resident of the United States for treaty purposes and entitled to treaty benefits if such person is:

•	liable, under the laws of the United States, for U.S. federal income tax (other than taxes in respect only of income from sources in the United States or capital situated therein) by reason of the holder’s domicile, residence, citizenship, place of incorporation, or any other similar criterion (and, for income derived by a partnership, trust or estate, residence is determined in accordance with the residence of the person liable to tax with respect to such income); and

•	not also a resident of the Russian Federation for purposes of the United States-Russia income tax treaty.

The benefits under the United States-Russia income tax treaty discussed in this prospectus generally are not available to United States persons who hold preferred shares or preferred ADSs in connection with the conduct of a business in the Russian Federation through a permanent establishment as defined in the United States-Russia income tax treaty. Subject to certain exceptions, a United States person’s permanent establishment under the United States-Russia income tax treaty is a fixed place of business through which such person carries on business activities in the Russian Federation (generally including, but not limited to, a place of management, a branch, an office and a factory). Under certain circumstances, a United States person may be deemed to have a permanent establishment in the Russian Federation as a result of activities carried on in the Russian Federation through agents of the United States person. This summary does not address the treatment of those holders.

United States-Russia income tax treaty procedures

Under current rules, to claim the benefit of a reduced rate of withholding under the United States-Russia income tax treaty, a non-resident generally must provide official certification from the U.S. tax authorities of eligibility for the treaty benefits in the manner required by Russian law.

A U.S. holder may obtain the appropriate certification by mailing completed forms, together with the holder’s name, taxpayer identification number, the tax period for which certification is required, and other applicable information, to the U.S. Internal Revenue Service (the “IRS”). The procedures for obtaining certification are described in greater detail in the instructions to IRS Form 8802. As obtaining the required certification from the IRS may take at least six to eight weeks, U.S. holders should apply for such certification as soon as possible.

If tax is withheld by a Russian resident on dividends or other amounts at a rate different from that provided in the tax treaty, a U.S. holder may apply for a tax refund by filing a package of documents with the Russian local tax inspectorate to which the withholding tax was remitted within three years from the withholding date for U.S. holders which are legal entities, and within one year from the withholding date for individual U.S. holders. The package should include confirmations of residence of the foreign holder (IRS Form 6166), a copy of the agreement or other documents substantiating the payment of income, documents confirming the beneficial ownership of the dividends recipient and the transfer of tax to the budget. Under the provisions of the Tax Code the refund of the tax should be effected within one month after the submission of the documents. However, procedures for processing such claims have not been clearly established, and there is significant uncertainty regarding the availability and timing of such refunds.

Neither the depositary nor we will have any obligation to assist a U.S. holder of preferred shares or preferred ADSs with the completion and filing of any tax forms.

Stamp Duties

No Russian stamp duty will be payable by the holders of preferred shares and preferred ADSs upon carrying out of transactions with the preferred shares and preferred ADSs as discussed in the Taxation section of this prospectus (i.e. on a purchase of the preferred shares and preferred ADSs, sale of the preferred shares and preferred ADSs, etc.).

TAXATION IN THE UNITED STATES

U.S. Federal Income Tax Considerations

The following is a summary of material U.S. federal income tax consequences of the purchase, ownership and disposition of preferred shares or preferred ADSs by a “U.S. Holder.” Solely for purposes of the “— U.S. Federal Income Tax Considerations” section, a U.S. Holder is a beneficial owner of preferred ADSs or preferred shares that is, for U.S. federal income tax purposes, (1) an individual who is a citizen or resident of the United States, (2) a corporation created or organized in or under the laws of the United States, any state thereof or the District of Columbia, (3) an estate the income of which is subject to U.S. federal income tax regardless of its source, or (4) a trust, if a U.S. court can exercise primary supervision over the administration of the trust and one or more United States persons can control all substantial trust decisions, or if the trust has a valid election in place to be treated as a United States person.

If a partnership (including any entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of preferred ADSs or preferred shares, the U.S. federal income tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. A partner of a partnership holding preferred shares or preferred ADSs should consult its tax adviser regarding the associated tax consequences.

This summary does not discuss all aspects of U.S. federal income taxation that may be relevant to investors in light of their particular circumstances, such as investors subject to special tax rules (including, without limitation: (i) financial institutions; (ii) insurance companies; (iii) dealers in stocks, securities, or currencies or notional principal contracts; (iv) regulated investment companies; (v) real estate investment trusts; (vi) tax-exempt organizations; (vii) partnerships, pass-through entities, or persons that hold preferred shares or preferred ADSs through pass-through entities; (viii) holders that are not U.S. Holders; (ix) holders that own (directly, indirectly or constructively) 10% or more of the voting stock of the Issuer; (x) investors that hold preferred shares or preferred ADSs as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes; (xi) investors that have a functional currency other than the U.S. dollar and (xii) U.S. expatriates and former long-term residents of the United States), all of whom may be subject to tax rules that differ significantly from those summarised below. This summary does not address tax consequences applicable to holders of equity interests in a holder of the preferred shares or preferred ADSs, U.S. federal estate, gift or alternative minimum tax considerations, or non-U.S., state or local tax considerations. This summary only addresses investors that will acquire preferred shares or preferred ADSs in the offering, and it assumes that investors will hold their preferred shares or preferred ADSs as capital assets for U.S. federal income tax purposes (generally, property held for investment).

U.S. Holders of preferred ADSs should be treated for U.S. federal income tax purposes as owners of the underlying preferred shares represented by those preferred ADSs. Accordingly, except as noted, the U.S. federal income tax consequences discussed below should apply equally to U.S. Holders of preferred ADSs and preferred shares.

This summary is based upon current U.S. federal income tax law, including the U.S. Internal Revenue Code of 1986 (the “Code”), its legislative history, existing, temporary and proposed regulations thereunder, published rulings and court decisions, all of which are subject to differing interpretations or change (possibly with retroactive effect), and the United States-Russia income tax treaty.

The discussion below assumes that the representations contained in the deposit agreement are true and that the obligations in the deposit agreement and any related agreement have been and will be complied with in accordance with the terms.

Investors should consult their tax advisers as to the consequences under U.S. federal, estate, gift, state, local and applicable non-U.S. tax laws of the purchase, ownership and disposition of preferred shares and preferred ADSs.

Taxation of dividends on Preferred Shares or Preferred ADSs

For U.S. federal income tax purposes, the gross amount of a distribution, including any Russian withholding taxes, with respect to preferred shares or preferred ADSs will be treated as a taxable dividend to the extent of our current and accumulated earnings and profits, computed in accordance with U.S. federal income tax principles. For taxable years beginning before January 1, 2011, certain dividends received by non-corporate U.S. Holders should be taxed at the lower applicable capital gains rate. This lower capital gains rate is only applicable to dividends paid by “qualified foreign corporations” (which term excludes PFICs, as defined below) and only with respect to preferred shares or preferred ADSs held for a minimum holding period (generally, 61 days during the 121-day period beginning 60 days before the ex-dividend date). We will be a qualified foreign corporation if we are eligible for the benefits of the United States-Russia income tax treaty. Non-corporate U.S. Holders are strongly urged to consult their tax advisers as to the applicability of the lower capital gains rate to dividends received with respect to preferred ADSs or preferred shares. Distributions in excess of our current and accumulated earnings and profits will be applied against and will reduce a U.S. Holder’s tax basis in preferred shares or preferred ADSs and, to the extent in excess of such tax basis, will be treated as gain from a sale or exchange of such preferred shares or preferred ADSs. We do not intend to calculate our earnings and profits for U.S. federal income tax purposes and, unless we make such calculations, U.S. Holders should expect that any distributions with respect to preferred shares or preferred ADSs generally will be reported to them as a dividend, even if that distribution would otherwise be treated as a return of capital or as a capital gain pursuant to the rules described above. Such dividends will not be eligible for the dividends received deduction allowed to corporations.

If a dividend distribution is paid in rubles, the amount includible in income will be the U.S. dollar value of the dividend, calculated using the exchange rate in effect on the date the dividend is includible in income by the U.S. Holder, regardless of whether the payment is actually converted into U.S. dollars. Any gain or loss resulting from currency exchange rate fluctuations during the period from the date the dividend is includible in the income of the U.S. Holder to the date the rubles are converted into U.S. dollars will be treated as ordinary income or loss. U.S. Holders should be required to recognize foreign currency gain or loss on the receipt of a refund of Russian withholding tax pursuant to the United States-Russia income tax treaty to the extent the U.S. dollar value of the refund differs from the U.S. dollar equivalent of that amount on the date of receipt of the underlying dividend.

Russian withholding tax under the United States-Russia income tax treaty should be treated as a foreign income tax that, subject to generally applicable limitations and conditions, is eligible for a U.S. foreign tax credit against the U.S. federal income tax liability of the U.S. Holder or, at the election of the U.S. Holder, may be deducted in computing taxable income. If, however, the holder of a preferred ADS is not treated as the owner of the underlying preferred shares represented by the preferred ADS for U.S. federal income tax purposes, then Russian withholding tax would not be treated as a foreign income tax eligible for a U.S. foreign tax credit as described in the preceding sentence. If Russian tax is withheld at a rate in excess of the applicable rate under the United States-Russia income tax treaty, a U.S. foreign tax credit for the excess amount may not be allowed to be claimed, even though the procedures for claiming refunds and the practical likelihood that refunds will be made available in a timely fashion are uncertain.

For U.S. foreign tax credit purposes, a dividend distribution will be treated as foreign source income and will generally be classified as “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.” The rules relating to the determination of the U.S. foreign tax credit, or deduction in lieu of the U.S. foreign tax credit, are complex and U.S. Holders should consult their tax advisers with respect to those rules.

Taxation on Sale or Other Disposition of Preferred Shares or Preferred ADSs

The sale or other disposition of preferred shares or preferred ADSs will generally result in the recognition of gain or loss in an amount equal to the difference between the amount realized on the sale or other disposition and the adjusted basis in such preferred shares or preferred ADSs. Such gain or loss generally will be treated as long-term capital gain or loss if the preferred shares or preferred ADSs have been held for more than one year. Capital gains of individuals derived from capital assets held for more than one year are currently eligible for reduced rates of taxation. The deductibility of capital losses is subject to significant limitations.

Deposits and withdrawals of preferred shares by U.S. Holders in exchange for preferred ADSs should not result in the realization of gain or loss for U.S. federal income tax purposes.

Gain or loss realized on the sale or other disposition of preferred shares or preferred ADSs will generally be treated as U.S. source income and therefore the use of U.S. foreign tax credits relating to any Russian taxes imposed upon such sale may be limited. U.S. Holders are strongly urged to consult their tax advisers as to the availability of tax credits for any Russian taxes withheld on the sale or other disposition of preferred shares or preferred ADSs.

If a U.S. Holder receives any foreign currency on the sale or other disposition of preferred shares or preferred ADSs, such U.S. Holder generally will realize an amount equal to the U.S. dollar value of such foreign currency on the settlement date of such sale or other disposition if (1) such U.S. Holder is a cash basis or electing accrual basis taxpayer and the preferred shares or preferred ADSs are treated as being “traded on an established securities market” or (2) such settlement date is also the date of such sale or other disposition. If the foreign currency so received is converted to U.S. dollars on the settlement date, such U.S. Holder should not recognize foreign currency gain or loss on such conversion. If the foreign currency so received is not converted into U.S. dollars on the settlement date, such U.S. Holder will have a basis in such foreign currency equal to its U.S. dollar value on the settlement date. Any gain or loss on a subsequent conversion or other disposition of such foreign currency generally will be treated as ordinary income or loss to such U.S. Holder and generally will be income or loss from sources within the United States for U.S. foreign tax credit purposes. Each U.S. Holder should consult its tax adviser regarding the U.S. federal income tax consequences of receiving foreign currency from the sale or other disposition of preferred shares or preferred ADSs.

Passive Foreign Investment Company Status

A non-U.S. company is a passive foreign investment company (“PFIC”) in any taxable year in which, after taking into account the income and assets of certain subsidiaries, either (1) at least 75% of its gross income is passive income or (2) at least 50% of the average value of its assets (based on an average of the quarterly values of the assets) is attributable to assets that produce or are held to produce passive income. We believe, and the foregoing discussion assumes, that for U.S. federal income tax purposes, we were not a PFIC for the taxable year ending in 2009, we will not be a PFIC for the current taxable year and we will not become a PFIC in the future. However, the PFIC determination is made annually and may involve facts that are not within our control. If we were a PFIC, materially adverse U.S. federal income tax consequences could result for U.S. Holders. Investors should consult their tax advisers as to the consequences of an investment in a PFIC.

Information Reporting and Backup Withholding

Non-corporate U.S. Holders may be subject to the information reporting requirements of the Code, as well as to backup withholding on the payment of dividends on, and the proceeds received from the disposition of, preferred shares or preferred ADSs. Backup withholding may apply if a U.S. Holder (1) fails to furnish its taxpayer identification number (“TIN”), which, in the case of an individual, is his or her social security number; (2) fails to provide certification of exempt status; (3) is notified by the U.S. Internal Revenue Service (the “IRS”) that he has failed properly to report payments of interest and dividends; (4) under certain circumstances, fails to certify, under penalties of perjury, that he has furnished a correct TIN or we have been notified by the IRS that such U.S. Holder is subject to backup withholding for failure to furnish a correct TIN; or (5) otherwise fails to comply with the applicable requirements of the backup withholding rules. U.S. Holders should consult their tax advisers regarding their qualification for exemption from backup withholding and the procedure for obtaining such an exemption, if applicable.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a U.S. Holder’s federal income tax liability, and a U.S. Holder may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for refund with the IRS and furnishing all required information.

PLAN OF DISTRIBUTION

This prospectus relates to preferred shares that may be offered for sale from time to time by our wholly-owned subsidiary Skyblock Limited or by the other Selling Shareholders. The preferred shares may be offered in the form of preferred shares and in the form of preferred ADSs. We, through Skyblock Limited, or the other Selling Shareholders may sell the preferred shares offered by this prospectus in and outside the United States in one or more of the following ways:

•	through underwriters;

•	through dealers;

•	through agents; or

•	directly to purchasers.

The distribution of the preferred shares or preferred ADSs may be carried out from time to time in one or more transactions at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. Underwriters, dealers and agents may be customers of, engage in transactions with or perform services for us in the ordinary course of business.

The prospectus supplement relating to any offering will include the following information:

•	the terms of the offering;

•	the names of any underwriters, dealers or agents;

•	the purchase price of, or consideration payable for, the preferred shares or preferred ADSs;

•	the net proceeds to us or the other Selling Shareholders, as applicable, from the sale of the preferred shares or preferred ADSs;

•	any delayed delivery arrangements;

•	any underwriting discounts or other underwriters’ compensation;

•	any discounts or concessions allowed or re-allowed or paid to dealers; and

•	any other information we think is important.

Sales Through Underwriters or Dealers

If we or the Selling Shareholders use underwriters in an offering using this prospectus, we and the Selling Shareholders, if applicable, will execute an underwriting agreement with one or more underwriters. The underwriting agreement will provide that the obligations of the underwriters with respect to a sale of the offered preferred shares or preferred ADSs are subject to specified conditions precedent and that the underwriters will be obligated to purchase all of the offered preferred shares or preferred ADSs if they purchase any. Underwriters may sell those preferred shares or preferred ADSs through dealers. The underwriters may change the initial offering price and any discounts or concessions allowed or re-allowed or paid to dealers. If we or the Selling Shareholders use underwriters in an offering of preferred shares or preferred ADSs using this prospectus, the related prospectus supplement will contain a statement regarding the intention, if any, of the underwriters to make a market in the preferred shares or preferred ADSs.

We may grant to the underwriters an option to purchase additional preferred shares or preferred ADSs, to cover over-allotments, if any, at the public offering price (with additional underwriting discounts or commissions), as may be set forth in the related prospectus supplement or, if applicable, the pricing supplement. If we grant any over-allotment option, the terms of the over-allotment option will be set forth in the prospectus supplement relating to such offered preferred shares or preferred ADSs.

If we use a dealer in an offering of preferred shares or preferred ADSs using this prospectus, we will sell the offered preferred shares or preferred ADSs to the dealer as principal. The dealer may then resell those preferred shares or preferred ADSs to the public or other dealers at a fixed price or varying prices to be determined at the time of resale.

Direct Sales and Sales through Agents

We may also use this prospectus to directly solicit offers to purchase preferred shares or preferred ADSs. In this case, no underwriters or agents would be involved. Except as set forth in the related prospectus supplement, none of our directors, officers or employees will solicit or receive a commission in connection with those direct sales. Those persons may respond to inquiries by potential purchasers and perform ministerial and clerical work in connection with direct sales.

We may also sell the offered preferred shares or preferred ADSs through agents we designate from time to time. In the prospectus supplement, we will describe any commission payable by us to the agent. Unless we inform you otherwise in the prospectus supplement, any agent will agree to use its reasonable best efforts to solicit purchases for the period of its appointment.

Delayed Delivery Contracts

We may authorize underwriters and agents to solicit offers by certain institutions to purchase preferred shares or preferred ADSs pursuant to delayed delivery contracts providing for payment and delivery on a future date specified in the prospectus supplement. Institutions with which delayed delivery contracts may be made include commercial and savings banks, insurance companies, educational and charitable institutions and other institutions we may approve. The obligations of any purchaser under any delayed delivery contract will not be subject to any conditions except that any related sale of offered preferred shares or preferred ADSs to underwriters shall have occurred and the purchase by an institution of the preferred shares or preferred ADSs covered by its delayed delivery contract shall not at the time of delivery be prohibited under the laws of any jurisdiction in the United States to which that institution is subject. Any commission paid to agents and underwriters soliciting purchases of preferred shares or preferred ADSs pursuant to delayed delivery contracts accepted by us will be detailed in the prospectus supplement.

Indemnification

Underwriters, dealers or agents participating in a distribution of preferred shares or preferred ADSs using this prospectus may be deemed to be underwriters under the Securities Act. Pursuant to agreements that we and the Selling Shareholders, if applicable, may enter into, underwriters, dealers or agents who participate in the distribution of preferred shares or preferred ADSs by use of this prospectus may be entitled to indemnification by us and/or the Selling Shareholders against certain liabilities, including liabilities under the Securities Act, or contribution with respect to payments that those underwriters, dealers or agents may be required to make in respect of those liabilities.

LEGAL MATTERS

Certain matters of U.S. law relating to the securities offered through this prospectus will be passed upon for us by Allen & Overy Legal Services, Moscow, Russian Federation. Certain matters of Russian law relating to the securities offered through this prospectus will be passed upon for us by Liniya Prava, Moscow, Russian Federation.

EXPERTS

Ernst & Young LLC, independent registered public accounting firm, have audited our consolidated financial statements included in our Annual Report on Form 20-F for the year ended December 31, 2009, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements are incorporated by reference in reliance on Ernst & Young LLC’s report, given on their authority as experts in accounting and auditing.